SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                   --------------------------

                          SCHEDULE 14D-1

            Tender Offer Statement Pursuant to Section
          14(d)(1) of the Securities Exchange Act of 1934

           This Schedule constitutes an amendment to the
           Schedule 13D previously filed by the Bidder (1)

                             LXE INC.
--------------------------------------------------------------
              (Name of Subject Company [Issuer])

                 Electromagnetic Sciences, Inc.
--------------------------------------------------------------
                           (Bidder)

                  Common Stock, $.01 par value
--------------------------------------------------------------
                 (Title of Class of Securities)

                          502465 10 7
--------------------------------------------------------------
             (CUSIP Number of Class of Securities)

           William S. Jacobs, 660 Engineering Drive,
           Norcross, Georgia  30092, (770) 263-9200
--------------------------------------------------------------
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications
                    on Behalf of Bidder)

                  Calculation of Filing Fee
--------------------------------------------------------------
    Transaction valuation*           Amount of filing fee
    $13,408,772                      $2,681.75

--------------------------------------------------------------

* Estimated solely for the purpose of determining the registration fee pursuant to Rules 0-11(a)(4) and 0-11(d). Calculated on the basis of $13.00 per share, the average of the high and low sale prices of the common stock of LXE Inc. (constituting the securities to be received by the Bidder in the transaction) reported on the NASDAQ National Market System on November 21, 1996.



    Check if any part of the fee is offset as provided by Rule [X] 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $4,289.56
Filing Party: Electromagnetic Sciences, Inc.
Form or Registration No.: 333-14235
Date Filed:  October 16, 1996 and November 26, 1996

Note: The remainder of this cover page is only to be completed if this Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E and F to Schedule 14D-1.



--------------------------
Footnote:

1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed' for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

1.   Names of Reporting Persons (S.S. or I.R.S. Identification
     No. of Above Persons):

     Electromagnetic Sciences, Inc.     58-1035424

2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     a.   Not
     b.   Applicable

3.   SEC Use Only

4.   Source of Funds (See Instructions):  WC, 00

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):

     Not Applicable


6.   Citizenship or Place of Organization:   Georgia


7.   Aggregate Amount Beneficially owned by Each Reporting
     Person:   4,543,074

8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions):

     Not Applicable

9.   Percent of Class Represented by Amount in Row (7): 81.5%

10.  Type of Reporting Person (See Instructions):  NC



Item 1.   Security and Subject Company.

          (a) The name of the subject company is LXE Inc., a Georgia corporation ("LXE"). The address of LXE's principal executive offices is 303 Research Drive, Norcross, Georgia 30092.

          (b) The title of the class of equity securities being sought is the Common Stock, par value $.01 per share, of LXE
("LXE Shares") of which there were shares outstanding at November 25, 1996. Electromagnetic Sciences, Inc. ("ELMG") seeks to acquire all of the outstanding LXE Shares not currently owned by ELMG (1,031,444 shares) by exchanging .75 shares of Common Stock, par value $.10 per share, of ELMG ("ELMG Shares") for each LXE Share (the "Exchange Offer"). If the Exchange Offer is consummated, ELMG intends to merge LXE with and into a wholly-owned subsidiary of ELMG, with the result that LXE will become a wholly-owned subsidiary of ELMG.

               (c) The LXE Shares are quoted for trading on the NASDAQ National Market System (the "NMS"). Information with respect to the high and low closing sales prices of LXE shares as quoted by NASDAQ is provided in the Offering Circular/Prospectus attached hereto as Exhibit (a-1) (the "Prospectus") under the caption "Markets for the ELMG and LXE Shares -- Comparative Market Prices," which information is incorporated herein by this reference.

     Item 2.   Identity and Background.

     ELMG, through its subsidiaries, designs and produces a wide range of advanced communications and signal processing products, with an emphasis on wireless networks. The principal office of ELMG is located at 660 Engineering Drive, Norcross, Georgia 30092.

     ELMG has not during the last five years (I) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.   Past Contacts, Transactions or Negotiations with the
          Subject Company.

          (a) The information set forth in the section of the Prospectus entitled "THE EXCHANGE OFFER -- Background" is incorporated herein by this reference.

          (b) As described on the cover page of the Prospectus, if the Exchange Offer is consummated, ELMG intends to merge LXE with and into a wholly-owned subsidiary of ELMG. Information with respect to any negotiations between ELMG and LXE in connection with the Exchange Offer is included in the Prospectus under the caption "THE EXCHANGE OFFER -- Background," which information is incorporation herein by this reference.

Item 4.   Source and Amount of Funds or Other Consideration.

     The consideration in the transaction will be comprised solely of ELMG Shares, which will be newly issued, and cash in lieu of payment for fractional shares. The source of the cash in lieu of payment for fractional shares will be ELMG's working capital. No funds are expected to be borrowed in connection with the Exchange Offer.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     The section of the Prospectus entitled "THE EXCHANGE
OFFER -- Purpose of the Exchange Offer; and Merger" is incorporated herein by this reference. If the Exchange Offer is consummated, ELMG intends to merge LXE with and into a wholly-owned subsidiary of ELMG, with the result that LXE will become a wholly-owned subsidiary of ELMG. As a result of the Exchange Offer and such merger, LXE Shares no longer will be quoted for trading on the NMS and will become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 6.   Interest in Securities of the Subject Company.

     (a) Information concerning the aggregate number of LXE Shares, and the percentage of outstanding LXE Shares represented by such shares, beneficially owned by ELMG is included in the section of the Prospectus entitled "SUMMARY -- Background; Purpose of the Exchange Offer," which information is incorporated herein by this reference.

     (b) There are no transactions in LXE Shares known by ELMG to have been effected by ELMG or by an executive officer, director, affiliate or subsidiary of ELMG during the past 60 days.

Item 7.   Contracts, Arrangements, Understandings or
          Relationships With Respect to the  Subject Company's
          Securities.

     Information regarding contracts between ELMG and others with respect to LXE Shares is included in the section of the Prospectus entitled "THE EXCHANGE OFFER -- Background," which information is incorporated herein by this reference.
Item 8.   Persons Retained, Employed or to be Compensated.

     The sections of the Prospectus entitled "THE EXCHANGE OFFER
-- Financial Advisor" and -- "Fees and Expenses" are incorporated herein by this reference.

Item 9.   Financial Statements of Certain Bidders.

     The following sections of the Prospectus are incorporated herein by this reference: "SUMMARY -- Selected Historical Financial Data" and -- "Summary Pro Forma Financial
Data -- Unaudited" and "Pro Forma Consolidated Financial Information -- Unaudited." In addition, current financial information concerning ELMG is included in ELMG's Annual Report on Form 10-K for the year ended December 31, 1995, and in ELMG's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, which financial information is incorporated herein by this reference.

     The Prospectus, reports and other information filed by ELMG with the Securities and Exchange Commission (the "Commission") can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following Regional Offices of the Commission: New York Regional Office, 75 Park Place, 14th Floor, New York 10007; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60606. Copies of material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. ELMG Shares are quoted for trading on the NMS, and reports or other information concerning ELMG also may be inspected and copied at the offices of NASDAQ, 1735 K Street, N.W., Washington, D.C. 20006.

Item 10.  Additional Information.

     (a)  None.

     (b)  None.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  None.

Item 11.  Material to be Filed as Exhibits.

          (a-1) Offering Circular/Prospectus dated November 27, 1996, included in ELMG's Registration Statement No. 333-14235 on Form S-4 relating to the Exchange Offer, together with letter to LXE shareholders regarding same.

          (a-2) Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to ELMG's
                    Registration Statement No. 333-14235 on Form
                    S-4).

          (a-3) Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit
                    99.2 to ELMG's Registration Statement No.
                    333-14235 on Form S-4).

          (a-4)     Letter to Clients of Securities Dealers,
                    Commercial Banks, Trust Companies and Other
                    Nominees (incorporated herein by reference to Exhibit 99.3 to ELMG's Registration
                    Statement No. 333-14235 on Form S-4).

          (a-5) Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.4 to ELMG's Registration Statement No. 333-14235 on Form S-4).

          (d)       Opinion of Kilpatrick & Cody, L.L.P.
                    (incorporated herein by reference to Exhibit
                    8.1 to ELMG's Registration Statement No.
                    333-14235 on Form S-4).

          (e)       See Exhibit (a-1).

                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: November 27, 1996  ELECTROMAGNETIC SCIENCES, INC.
           -----------------
                              By: /s/ William S. Jacobs
                                 ---------------------------
                              Name:  William S. Jacobs
                              Title: Vice President and
                                     General Counsel


                                                  EXHIBIT (a-1)

November 27, 1996

Shareholders of LXE Inc.:

Electromagnetic Sciences, Inc. ("ELMG") is offering to acquire any and all outstanding common shares of LXE Inc. (the LXE Shares"), not already owned by ELMG, in exchange for .75 shares of the common stock of ELMG for each LXE Share acquired. This Exchange Offer will be closed only if ELMG receives tenders of sufficient LXE Shares to increase its ownership of LXE, currently at 81.4%, to at least 90%. In that event, immediately following the acquisition of LXE Shares under the Exchange Offer, ELMG will cause LXE, without further vote of its shareholders or Board, to merge with a wholly owned subsidiary of ELMG; as a result of such merger, LXE would become a wholly owned subsidiary of ELMG, and all then-remaining LXE Shares would each be converted into .75 ELMG Shares.

The reasons for the Exchange Offer and subsequent merger, and the factors considered by the ELMG Board of Directors in setting the exchange ratio, are described in the attached Offering Circular/Prospectus. In general, ELMG believes that if LXE is a wholly owned subsidiary, the combined companies can more effectively share technical and marketing resources to address growing commercial wireless communications opportunities, as well as realize significant savings from the elimination of LXE's public-company expenses and potentially from synergistic operating efficiencies. ELMG also believes that the proposed transaction provides an opportunity for LXE shareholders to obtain a premium over the market prices for the LXE Shares that were available prior to our announcement of the Exchange Offer on October 3, 1996; it also provides the opportunity to exchange LXE Shares for a security with greater liquidity and trading volume, and narrower bid-asked spreads, while allowing LXE shareholders to continue to participate in LXE's financial performance through ELMG's ownership of LXE.

We urge that you promptly and thoroughly review the enclosed Offering Circular/Prospectus. If you choose to tender your LXE Shares in the Exchange Offer, and you are the record holder of your Shares, you should use the enclosed Letter of Transmittal and follow the instructions appearing thereon; if your LXE Shares are held in "street name," or in the name of any other nominee, the tender must be made on your behalf by your broker or other nominee, and you should contact that broker or nominee, or otherwise follow its instructions, in order to tender your LXE Shares.

If you are uncertain as to how to respond to the Exchange Offer, you should consult with your broker, investment advisor, attorney or other professional advisor. For further information, or additional copies of the Exchange Offer materials, you should contact the Dealer Manager, Oppenheimer, & Co., Inc., at 1-800-999-6726, or the Information Agent, Corporate Investor Communications, Inc., at 1-888-776-9943.

                         Very truly yours,

                         ELECTROMAGNETIC SCIENCES, INC.



                         Thomas E. Sharon
                         President and Chief Executive Officer



OFFERING CIRCULAR/PROSPECTUS


                              Offer by

                    ELECTROMAGNETIC SCIENCES, INC.

            for all outstanding Shares of Common Stock of

                              LXE INC.

                        on the basis of .75
                  ELMG Shares for each LXE Share

     Electromagnetic Sciences, Inc. ("ELMG.") hereby offers, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (collectively, the "Exchange Offer"), to exchange shares of common stock, par value $.10 per share, of Electromagnetic Sciences, Inc. ("ELMG Shares") for all outstanding shares of common stock ("LXE Shares"), par value $.01 per share, of LXE Inc. ("LXE") not already owned by ELMG, at an exchange ratio of .75 ELMG Shares for each LXE Share. The Exchange Offer is subject to certain conditions as set forth under "THE EXCHANGE OFFER -- Certain Conditions of the Exchange Offer," including the conditions, which cannot be waived, that on or before the date on which the Exchange Offer expires (the "Expiration Date"), ELMG's shareholders approve the issuance of ELMG Shares in the Exchange Offer and Merger described below, and that ELMG receive tenders of a sufficient number of LXE Shares to increase its ownership of LXE Shares to at least 90% of those outstanding. Both ELMG Shares and LXE Shares are traded on the NASDAQ National Market System ("NASDAQ"). On November 25, 1996, the last reported sale price per ELMG Share as quoted on NASDAQ was $21-1/8 and the last reported sale price per LXE Share as quoted on NASDAQ was $15.00.

     If ELMG accepts LXE Shares under the Exchange Offer, it will immediately thereafter, and without further action by the board of directors of LXE (the "LXE Board"), the shareholders of ELMG or other shareholders of LXE, cause LXE to merge with a
wholly owned subsidiary of ELMG.    If such merger is effected,
shareholders of LXE would receive ELMG Shares on the same basis as in the Exchange Offer. Any such merger is referred to herein as the "Merger" and, together with the Exchange Offer, the "Transaction." This Offering Circular/Prospectus also constitutes the prospectus with respect to the ELMG Shares issuable in the Merger.

     Questions and requests for assistance or additional copies of this Offering Circular/Prospectus and the Letter of Transmittal may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offering Circular/Prospectus.

-----------------------------------------------------------------
THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00
MIDNIGHT, ATLANTA TIME, ON December 30, 1996, UNLESS THE EXCHANGE
OFFER IS EXTENDED.
-----------------------------------------------------------------

THE SECURITIES TO WHICH THIS OFFERING CIRCULAR/PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Offering Circular/Prospectus
                      is November 27, 1996

          The Dealer Manager for the Exchange Offer is:
                     Oppenheimer & Co., Inc.

                             IMPORTANT

     Any LXE shareholder desiring to tender shares either should
(i) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it with such shares and all other required documents to the Exchange Agent, or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. An LXE shareholder having shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such shareholder desires to tender such shares.

     Any LXE shareholder who desires to tender shares and cannot deliver such shares and all other required documents to the Exchange Agent by the expiration of the Exchange Offer must tender such shares pursuant to the guaranteed delivery procedure set forth under "THE EXCHANGE OFFER -- Procedure for Tendering LXE Shares."

     No person has been authorized to give any information or to make any representation not contained in this Offering Circular/Prospectus with respect to the transactions contemplated hereby, and, if given or made, such information or representation should not be relied upon as having been authorized. The delivery of this Offering Circular/Prospectus does not constitute an offer to sell, or the solicitation of an offer to purchase, the securities offered hereby where such offer or solicitation would be unlawful. Neither the delivery of this Offering Circular/Prospectus nor the issuance of any securities hereunder shall under any circumstances create any implication that there has been no change in the affairs of either LXE or ELMG since the date as of which information is furnished or the date hereof.

     In accordance with various state securities laws applicable to the Exchange Offer which require the Exchange Offer to be made to the public by a licensed broker or dealer, the Exchange Offer hereby is made to LXE shareholders residing in each such state by Oppenheimer & Co., Inc. ("Oppenheimer"), as Dealer Manager, on behalf of ELMG.

     THIS OFFERING CIRCULAR/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) ARE AVAILABLE WITHOUT CHARGE, UPON ORAL OR WRITTEN REQUEST BY ANY PERSON RECEIVING THIS OFFERING CIRCULAR/PROSPECTUS TO WILLIAM S. JACOBS, SECRETARY, ELECTROMAGNETIC SCIENCES, INC., 660 ENGINEERING DRIVE, NORCROSS, GEORGIA 30092, (770) 263-9200. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY December 19, 1996.


                       TABLE OF CONTENTS



AVAILABLE INFORMATION
SUMMARY
   ELMG
   LXE
     Background; Purpose of the Exchange Offer
     The Exchange Offer
     Selected Historical Financial Data
   Summary Pro Forma Financial Data -- Unaudited
MARKETS FOR THE ELMG AND LXE SHARES
   Comparative Market Prices
     Condition of the Market for the LXE Shares

THE EXCHANGE OFFER
     Background
     Purpose of the Exchange Offer and Merger
     Determination of the Exchange Ratio
     Financial Advisor
     Interests of Certain Persons in the Exchange Offer and
       Merger
     Terms of the Exchange Offer
     Conversion of LXE Options
     Procedure for Tendering LXE Shares
     Exchange of LXE Shares
     Withdrawal Rights
     Extension of Tender Period; Termination; Amendment Certain Conditions of the Exchange Offer
     Approval by ELMG's Shareholders
     Certain Federal Income Tax Consequences
     Effects of the Exchange Offer and Merger
     Fees and Expenses
     Source of Funds
     Regulatory Approvals
     Miscellaneous
INFORMATION ABOUT LXE
INFORMATION ABOUT ELMG
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECURITY OWNERSHIP
LACK OF DISSENTERS' RIGHTS OF LXE AND ELMG SHAREHOLDERS DESCRIPTION OF CAPITAL STOCK OF ELMG
Antitakeover Provisions
Miscellaneous
DESCRIPTION OF CAPITAL STOCK OF LXE; COMPARISON
   OF ELMG SHARES AND LXE SHARES
 LXE Capital Stock
 Comparison
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION -- UNAUDITED
 ELMG Pro Forma Consolidated Condensed Balance
   Sheet -- Unaudited (September 30, 1996)
 ELMG Pro Forma Consolidated Statement of
   Income -- Unaudited (Nine Months Ended September 30, 1996) ELMG Pro Forma Consolidated Condensed Statement
   of Income -- Unaudited (Year Ended December 31, 1995)
LEGAL MATTERS
EXPERTS
SCHEDULE I -- DIRECTORS AND EXECUTIVE OFFICERS OF ELMG





                     AVAILABLE INFORMATION


  Electromagnetic Sciences, Inc. has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") covering the ELMG Shares to be issued in connection with the Exchange Offer and Merger, and will file a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") with the Commission in connection with the Exchange Offer. As permitted by the rules and regulations of the Commission, this Offering Circular/Prospectus omits certain information contained in the Registration Statement and the Schedule 14D-1. For such information, reference is made to the Registration Statement, the
Schedule 14D-1 and the exhibits thereto.

  Pursuant to Rules 14d-9 and 14e-2 under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), LXE will be required to file with the Commission within ten business days after the commencement of the Exchange Offer a statement on
Schedule 14D-9 furnishing certain information with respect to its position concerning the Exchange Offer. Such Schedule and any amendments thereto should be available for inspection and copying as set forth below (except that such Schedule and any amendments thereto will not be available at the regional offices of the Commission).

  Each of Electromagnetic Sciences, Inc. and LXE Inc. is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. The Registration Statement, as well as reports, proxy statements and other information filed by Electromagnetic Sciences, Inc. and LXE Inc. with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10007; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60606. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. ELMG Shares and LXE Inc. Shares are quoted for trading on NASDAQ, and such reports, proxy statements and other information concerning Electromagnetic Sciences, Inc. and LXE Inc. may be inspected at the offices of NASDAQ, 1735 K Street, N.W., Washington, D.C. 20006.


            INCORPORATION OF DOCUMENTS BY REFERENCE

  The following documents previously filed with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Offering Circular/Prospectus:

  (a)   Annual Report on Form 10-K of Electromagnetic Sciences,
Inc. for the fiscal year ended December 31, 1995;

  (b)   Quarterly Reports on Form 10-Q of Electromagnetic
Sciences, Inc. for the quarters ended March 31, June 30 and
September 30, 1996;



  (c) Annual Report on Form 10-K of LXE Inc. for the fiscal year ended December 31, 1995*; and

  (d) Quarterly Reports on Form 10-Q of LXE Inc. for the quarters ended March 31, June 30 and September 30*, 1996.


* Copies of these items are being delivered with this Offering
Circular/Prospectus.

  All documents filed by Electromagnetic Sciences, Inc. or LXE Inc. pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and before the date on which the Transaction is completed or the Exchange Offer is terminated, whichever first occurs, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular/Prospectus.


                           SUMMARY

  The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Offering Circular/Prospectus. Capitalized terms used and not otherwise defined in this Summary have the meanings ascribed to them elsewhere in this Offering Circular/Prospectus.

  As used herein the term "ELMG" refers to Electromagnetic
Sciences, Inc. and "LXE" refers to LXE Inc. and, unless the context otherwise requires, such entities and their respective subsidiaries.

                              ELMG

   ELMG designs and produces a wide range of advanced communications and signal processing products with an emphasis on wireless networks. ELMG's operations are conducted through its wholly-owned subsidiary, EMS Technologies, Inc.; a 74%-owned subsidiary, CAL Corporation, which is a Canadian corporation acquired in 1993; and LXE, of which ELMG owns approximately 81.4%
of the outstanding shares.   The Company's antennas, microwave
systems, subsystems and components are used in space and satellite communications, cellular telecommunications, radar, surveillance, search and rescue systems, and military countermeasures. Through LXE, ELMG also produces wireless data communications systems; these systems provide real-time, wireless data and transaction processing, mainly for materials handling operations. Advanced communications and signal processing products accounted for 52%, 46% and 54% of consolidated net sales in 1995, 1994 and 1993, respectively, while LXE's wireless data communications systems accounted for 48%, 54% and 46% of consolidated sales in the same respective years.

  ELMG is a Georgia corporation with its principal executive offices at 660 Engineering Drive, Norcross, Georgia 30092, telephone (770) 263-9200.

                              LXE

  LXE designs, manufactures and supports wireless data communications systems, mainly for materials handling operations. Typical customers in the materials handling markets are medium and large sized companies that have substantial inventories or complex distribution networks. LXE 's systems permit real-time interaction between the customer's host computer network and terminal operations in situations where mobility is desirable or where cabled computer connections are not practical. LXE 's systems improve the speed and reliability of communications with materials handling personnel, facilitate improved accuracy of inventory records and, in general, increase efficiency and productivity in materials handling operations. LXE also has begun developing and marketing systems for applications "outside of the warehouse," which are believed to have potential for future growth, including factory floor movement, transportation and delivery, and electronic medical records retrieval.
  LXE is a Georgia corporation with its principal executive offices located at 303 Research Drive, Norcross, Georgia 30092, telephone (770) 447-4224.



            Background; Purpose of the Exchange Offer

  In recent years, LXE's profitability has not been maintained at stable or growing levels, principally due to increased competition in the materials handling market for LXE's traditional wireless local area network ("LAN") products, and to difficulties experienced by LXE in timely introducing new generations of products needed to meet evolving technical requirements. At the same time, the boundaries between LXE's commercial LAN products and the balance of ELMG's business have become less distinct as other commercial markets and applications for wireless communications products have been developing, and as an increasing portion of ELMG's other business has shifted to commercial, rather than governmental, customers. In this environment, ELMG has become increasingly aware of opportunities for LXE and other components of ELMG's business to share, or
jointly develop, technology and markets.   In addition,  ELMG
believes that LXE 's status as a separate public company results in disproportionate analyst and investor attention to LXE 's role within the overall ELMG organization. As a result of these considerations, during 1995 ELMG began considering increasing its ownership of LXE, and through certain transactions in February and May 1996 increased its ownership from 71.6% to approximately 81.5%.

  On July 31, 1996, ELMG's management reviewed with the ELMG Board of Directors (the "ELMG Board") the benefits and costs of a transaction that would result in full ownership of LXE . The ELMG Board authorized management to continue the review process and to retain investment banking assistance, and appointed a special committee (the "ELMG Special Committee") to approve the retention of an investment banker and to make a recommendation to the full ELMG Board. At a meeting held on October 2, 1996, the ELMG Special Committee unanimously made the recommendation that ELMG proceed with the Exchange Offer on the terms recommended by the Committee, and at a meeting on October 3, 1996, the full ELMG Board unanimously accepted and approved the Committee's recommendation. See "THE EXCHANGE OFFER -- Background."

  ELMG currently owns 81.5% of the LXE shares. The acquisition of 100% of LXE is primarily intended to facilitate and encourage the exchange and sharing of technical, production and marketing resources among ELMG's subsidiaries, to eliminate various expenses associated with LXE's status as a separate publicly traded company, and to improve ELMG's ability to communicate the role and capabilities of its various subsidiaries in the context of its overall business strategies. ELMG also believes that the Exchange Offer may be attractive to holders of LXE Shares because the trading market for LXE Shares has been relatively illiquid with much lower trading volumes and much wider bid-asked spreads than the market for ELMG Shares, and because as holders of ELMG Shares they will retain a significant indirect interest in LXE. See "THE EXCHANGE OFFER -- Purpose of the Exchange Offer and Merger."

                     THE EXCHANGE OFFER

Terms of The Exchange Offer
---------------------------
ELMG is offering to exchange ELMG Shares for LXE Shares on the basis of .75 ELMG Shares for each LXE Share exchanged pursuant to the Exchange Offer. To be eligible to receive ELMG Shares pursuant to the Exchange Offer, a holder of LXE Shares must validly tender for exchange and not withdraw LXE Shares on or before the Expiration Date. See "THE EXCHANGE OFFER -- Terms of the Exchange Offer."

Expiration Date
---------------
12:00 midnight, Atlanta time, on December 30, 1996, unless extended, in which case the term "Expiration Date" shall mean the last date and time to which the Exchange Offer is extended. See
"THE EXCHANGE OFFER -- Extension of Tender Period; Termination;
Amendment."

Exchange Offer Terms Not Arm's Length
-------------------------------------
The terms of the Exchange Offer are not the result of an arm's-length negotiating process. They were determined solely by the ELMG special Committee and ELMG Board, whose principal fiduciary duty is to ELMG and its shareholders. No investment banker or other independent third party has passed on the adequacy of fairness of the Exchange Offer. ELMG and the ELMG Board are making no recommendation to LXE shareholders as to whether to tender, and each LXE shareholder should decide for itself whether to accept the terms of the Exchange Offer.

Certain Consequences of The Exchange Offer and The Merger
---------------------------------------------------------
Upon consummation of the Exchange Offer and the Merger, the Unaffiliated LXE Shareholders will become shareholders of ELMG. LXE Shares will cease to trade on NASDAQ and application will be made to de-register those Shares under the Exchange Act. After consummation of the Exchange Offer and Merger, and without giving effect to outstanding stock options of ELMG and LXE, the holders of ELMG Shares immediately prior to the consummation of the Exchange Offer will own approximately 90.7% of the ELMG Shares that will be outstanding after the Merger and the LXE shareholders other than ELMG will own approximately 9.3% of the ELMG Shares that will be outstanding after the Merger.

Operation of LXE After the Exchange Offer and Merger
----------------------------------------------------

ELMG currently intends that, following consummation of the Exchange Offer and Merger, the business of LXE will operate in substantially the same way as at present, except for greater exchange and sharing of technical, production and marketing resources among LXE and ELMG's other subsidiaries. LXE will continue in those positions. ELMG has formulated no plans for changes in the officers of LXE following the Merger, but may do so in the future. It is unlikely that following the Merger the LXE Board of Directors would continue to include members who were not employed by or otherwise affiliated with ELMG.

Conduct of the Business of the Business of ELMG and LXE if the
Exchange Offer and Merger Are Not Consummated
-----------------------------------------------------------------

If the Exchange Offer (and, therefore, the Merger) are not consummated, it is expected that the business and operations of ELMG and LXE will each continue to be conducted substantially as they are currently being conducted and that LXE will continue to be controlled by ELMG. ELMG has made no determination as to any future transactions that might occur if the Exchange Offer and Merger are not consummated, but reserves the right in such event to purchase or propose to purchase LXE Shares from time to time, subject to availability at prices deemed acceptable to ELMG, pursuant to a merger transaction, cash tender offer, exchange offer, open market or privately negotiated purchase or otherwise, on terms that could be more or less favorable to other LXE Shareholders than the terms of the Exchange Offer.

Interest of Certain Persons in the Merger
-----------------------------------------------------------------

Certain officers and directors of ELMG are also officers and/or directors of LXE, and are the holders of LXE Shares and options to acquire additional LXE Shares. See "CERTAIN RELATIONSHIPS AND
RELATED TRANSACTIONS" and "SECURITY OWNERSHIP."

Conditions of the Exchange Offer
-----------------------------------------------------------------

The Exchange Offer is subject to certain conditions, including the conditions, which cannot be waived, (i) that ELMG's shareholders approve certain aspects of the Transaction, and (ii) that ELMG receive sufficient tenders of LXE Shares to increase its ownership above 90% , and that it then cause the Merger to occur immediately after accepting such tendered shares. To satisfy the second condition, not less than 473,993 LXE Shares must be tendered, subject to the effects of possible exercises of
LXE Options.   All of the other conditions to the Exchange Offer
may be waived in whole or in part in the sole discretion of ELMG. See "THE EXCHANGE OFFER -- Certain Conditions of the Exchange Offer."

Amendment and Termination
-----------------------------------------------------------------
The Exchange Offer may be amended at any time before or after requisite approval by ELMG's shareholders and may be terminated by ELMG at any time. See "THE EXCHANGE OFFER -- Certain Conditions of the Exchange Offer; -- Extension of Tender Period; Termination; Amendment."


Procedures for Tendering
-----------------------------------------------------------------
Holders of LXE Shares desiring to accept the Exchange Offer must complete and sign the Letter of Transmittal in accordance with instructions contained therein, and forward or hand deliver it, together with any other required documents, to the Exchange Agent, either with the LXE Shares to be tendered or in compliance with the specified procedures for guaranteed delivery of LXE Shares. See "THE EXCHANGE OFFER -- Procedure for Tendering LXE Shares."

Withdrawal Rights
-----------------------------------------------------------------
Subject to the conditions set forth herein, tenders of LXE Shares may be withdrawn at any time on or before the Expiration Date, and, unless theretofore accepted for exchange, after January 26, 1996. See "THE EXCHANGE OFFER -- Withdrawal Rights."


No Fractional Shares
-----------------------------------------------------------------
No fractional ELMG Shares will be distributed. Holders of LXE Shares who would otherwise be entitled to receive a fractional ELMG Share will be paid cash in lieu of such fraction. See "THE EXCHANGE OFFER -- Terms of the Exchange Offer."

Delivery of ELMG Shares
-----------------------------------------------------------------
ELMG will deliver ELMG Shares and cash in lieu of fractional shares as soon as possible after acceptance of LXE Shares for exchange. See "THE EXCHANGE OFFER -- Exchange of LXE Shares."


Exchange Agent
-----------------------------------------------------------------
SunTrust Bank, Atlanta


Information Agent
-----------------------------------------------------------------
Corporate Investor Communications, Inc.


Certain Federal Income Tax Consequences
-----------------------------------------------------------------
The Exchange Offer and Merger will constitute a tax-free reorganization and no income, gain or loss will be recognized by LXE shareholders upon the receipt of ELMG Shares in exchange for their LXE Shares. For a discussion of certain federal income tax consequences to holders of LXE Shares who receive cash in lieu of fractional shares in the Exchange Offer, see "THE EXCHANGE OFFER -- Certain Federal Income Tax Consequences."


The Merger

  Under applicable corporate law, if ELMG acquires sufficient
LXE Shares in the Exchange Offer to increase its ownership of LXE to at least 90% of the then-outstanding LXE Shares, ELMG may cause the Merger (in which each remaining LXE Share not owned by ELMG would be converted into .75 ELMG Shares) to occur without further action by the LXE Board or by the shareholders of either ELMG or LXE. It is a condition of ELMG's acceptance of LXE Shares in the Exchange Offer that ELMG receive sufficient tenders to reach the 90% ownership level, and that it exercise its right to cause the Merger immediately upon acquisition of the tendered LXE Shares.

  As of November 25, 1996, 5,574,518 LXE Shares were outstanding and options covering 293,118 LXE Shares were exercisable. Assuming that no LXE Options are exercised, 473,993 LXE Shares must have been validly tendered and not withdrawn as of the Expiration Date for ELMG to own 90% of the then-outstanding LXE Shares.

  The terms of the Merger would result in the conversion of all options (the "LXE Options") outstanding under LXE's 1989 Stock Incentive Plan (the "LXE Stock Plan") into options (the "ELMG Options") to acquire a proportionate number of ELMG Shares under ELMG's 1992 Stock Incentive Plan (the "ELMG Stock Plan"). The LXE Options are held by current and former employees, directors and officers of LXE and the option prices of the ELMG Options would be adjusted upwards such that the aggregate exercise price of each option would be unchanged by the conversion. See "THE EXCHANGE OFFER -- Conversion of LXE Options."


  Determination of the Exchange Ratio

  The exchange ratio being offered for the LXE Shares was recommended by the ELMG Special Committee (whose members have no ownership or other personal interest in LXE) and approved by the ELMG Board. The exchange ratio is not the product of an arm's-length negotiating process, and in particular has not been negotiated with LXE or the LXE Board. LXE's Board has designated a Special Committee, consisting of those LXE Board members who are not employed by or otherwise affiliated with ELMG, to review the Exchange Offer. The LXE Special Committee retained The Robinson-Humphrey Company, Inc. as financial advisor to assist in its review. For information concerning the LXE Special
Committee's position with respect to the Exchange Offers, holders of LXE shares should refer to the Solicitation/Recommendation Statement on Schedule 14D-9 effected to be distributed by the LXE Special Committee on or before December 12, 1996.

  In fixing the exchange ratio, the ELMG Special Committee and Board considered a variety of factors, principally including: relative historical and anticipated contributions to ELMG's earnings; relative share trading prices; market valuations of comparable companies as multiples of various operating results; the terms of comparable minority buy-out transactions; the fact that tendering holders of LXE Shares would continue to participate in the business of LXE as holders of ELMG Shares; the perception of ELMG's management regarding LXE 's business prospects; the condition of the NASDAQ public market for the LXE Shares; and the perceived benefits to ELMG of obtaining 100% ownership of LXE. See "THE EXCHANGE OFFER -- Determination of the Exchange Ratio."


Required Action by ELMG Shareholders

  The Exchange Offer is conditioned upon approval of certain aspects of the Transaction by the shareholders of ELMG. The ELMG Board has called a Special Meeting of the ELMG Shareholders (the "ELMG Special Meeting"), to be held at 11:00 a.m. on December 30, 1996, for the purpose of voting on the matter, and is distributing a Proxy Statement to the ELMG Shareholders in connection with that meeting and vote.

  The affirmative vote of a majority of the ELMG Shares present at the ELMG Special Meeting is required to approve the Transaction. The ELMG Board believes that the Transaction is in the best interests of ELMG and its shareholders, and is recommending that ELMG shareholders vote for its approval.

Market Prices

  ELMG Shares and LXE Shares are traded on the NASDAQ National Market System ("NASDAQ"). On November 22, 1996, the last full trading day for which quotations were available at the time of printing of this Offering Circular/Prospectus, the reported closing sales prices as quoted by NASDAQ were $21-1/8 per ELMG Share and $15 per LXE Share, and the closing high bids (the prices that dealers stood ready to pay to investors seeking to sell their shares) were $20-3/4 and $14, respectively.

  The following chart sets forth certain information concerning the market value of the ELMG and LXE Shares on October 2, 1996, the day preceding the announcement of the Exchange Offer and proposed Merger:

                                           Equivalent Value
                        Final NASDAQ         Based on .75
                         Sales Price        Exchange Ratio
                        ------------       ----------------

ELMG Shares                 17-1/4          Not Applicable
LXE Shares                  10-3/4             12-15/16


For information relating to market prices of ELMG Shares and LXE Shares during the current fiscal year and the past two fiscal years, see "MARKETS FOR THE ELMG AND LXE SHARES." SHAREHOLDERS ARE URGED TO OBTAIN CURRENT QUOTATIONS FOR ELMG SHARES AND LXE SHARES.

Lack of Dissenters' Rights

  Holders of LXE Shares and ELMG Shares will not be entitled to dissenters' rights under the Georgia Business Corporation Code in connection with the Transaction. See "LACK OF DISSENTERS' RIGHTS
OF LXE AND ELMG SHAREHOLDERS."



Accounting Treatment

  ELMG's acquisition of LXE Shares in the Exchange Offer and Merger will be accounted for by ELMG using the purchase method of accounting under generally accepted accounting principles.

  Currently, ELMG's consolidated financial statements include all of LXE 's assets, liabilities, revenues, costs and other deductions, and a minority interest amount that represents the portion of LXE 's results of operations and shareholders' equity applicable to the interest of minority shareholders of LXE . In accordance with the purchase method of accounting, the consolidated financial statements of ELMG would reflect the Exchange Offer and Merger only from and after the closing date. The minority interest amount reflected in ELMG's consolidated financial statements applicable to LXE would be eliminated as a result of the Exchange Offer and Merger, and ELMG's share of LXE's results of operations would be increased to 100%.

  ELMG will establish a new accounting basis for the portion of LXE 's assets and liabilities attributable to the minority shareholders' interests being purchased. LXE 's assets and liabilities will be adjusted by ELMG to their respective fair values as of the date of acquisition to the extent of the ownership interests acquired. The value of the ELMG Shares being exchanged for LXE Shares held by the minority shareholders is anticipated to exceed the fair value of the net assets applicable to the LXE Shares being acquired from the minority shareholders. This excess cost will be allocated to goodwill, which will be amortized on a straight-line basis over a 25-year period from the date of acquisition.


Regulatory Approvals

  ELMG is not aware of any federal or state regulatory agencies whose approval is required for completion of the Transaction.



                  Selected Historical Financial Data

  The following tables present summary historical consolidated financial information for ELMG and LXE, which is derived from the separate historical consolidated financial statements of ELMG and LXE. The historical consolidated financial information as of December 31, 1995, 1994, 1993, 1992 and 1991, and for the years then ended, has been derived in part from audited consolidated financial statements of ELMG and LXE , respectively. The consolidated financial statements of both ELMG and LXE as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, are incorporated by reference elsewhere in this Offering Circular/Prospectus. Historical consolidated financial information as of September 30, 1996 and 1995, and for the nine-month periods then ended, is derived in part from unaudited consolidated financial statements incorporated by reference elsewhere in this Offering Circular/Prospectus. In each case, the following summary financial information should be read along with the incorporated consolidated financial statements and related notes. See "INCORPORATION OF DOCUMENTS BY REFERENCE."

                                             (In thousands, except per share amounts)

                                Nine Months
                                  Ended                          Years Ended
                               September 30                      December 31
ELMG                          1996       1995         1995       1994       1993      1992       1991
                              ----       ----         ----       ----       ----      ----       ----
Consolidated results of
 operations for period:
   Net sales                $ 106,771   93,930      128,950    117,993     99,004    71,822     75,340
   Gain on initial public
    offering of LXE common
    stock, net of income
    taxes                   $     -        -            -          -          -         -        3,638
  Earnings from continuing
    operations              $  2,916     1,434        2,310      4,263      1,391       924      7,456
  Earnings from continuing
    operations per common
    and common equivalent
    share                   $    .38       .20          .32        .58        .20       .10        .98
  Weighted average number
    of common and common
    equivalent shares
    outstanding                7,669     7,124        7,266      7,043      6,856     7,331      7,605

Consolidated financial
condition at end of
period:
  Total assets              $114,841   100,934      104,954     96,751     87,861    72,970     75,147
  Long-term debt
    (excluding current
    installments)             12,422     4,262       10,989      4,592      5,060       927      1,104
  Minority interest in
    LXE                        6,093    9,236        9,274      8,681      7,155     7,012      5,971
  Stockholders' equity        68,134   59,217        60,209     56,431     51,548    50,079     52,063


No cash dividends have been declared or paid during any of the periods presented.

                                     (In thousands, except per share amounts)


                              Nine Months
                                Ended                                 Years Ended
                             September 30                             December 31
                           ---------------         -----------------------------------------------
LXE                        1996       1995         1995       1994       1993      1992       1991
                           ----       ----         ----       ----       ----      ----       ----
Consolidated results of
operations for period:
  Net sales               $48,935    45,188       62,291      63,142     45,643    44,401     38,721
  Net earnings (loss)     $   200      (299)        (165)      4,122        336     3,310      3,236
  Net earnings (loss)
    per  common
    and common equiva-
    lent shares           $   .04      (.05)        (.03)        .71        .06       .57        .60
  Weighted average number
    of common and common
    equivalent shares
    outstanding             5,659     5,525        5,532       5,766      5,721     5,786      5,398

Consolidated financial
condition at end of
period:
  Total assets           $ 54,388    48,295       49,481      45,741     37,865    37,115     32,718
  Long-term debt
    (excluding
    current install-
    ments)                  8,500       144        6,925         350        594       827      1,004
  Long-term debt to
    parent and due to
    parent - non current    1,191     1,466        1,397       1,672      1,946     2,221      2,473
  Stockholders' equity     32,929    32,478       32,611      32,298     27,713    27,264     23,663


No cash dividends have been declared or paid during any of the periods presented.

            Summary Pro Forma Financial Data -- Unaudited

  The unaudited pro forma financial information presented is for informational purposes only and is not necessarily indicative of either future results of operations or financial position or of the results of operations or financial position that would have been reported had the Exchange Offer and Merger been completed at the beginning of the respective periods or as of the dates for which such unaudited pro forma information is presented. For additional detail, see "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION -- UNAUDITED."

  The following summary unaudited pro forma consolidated financial information is based on the historical results of operations and financial condition of ELMG and LXE . For the periods presented, LXE has been a majority-owned subsidiary of ELMG and, accordingly, has been consolidated with ELMG in the historical financial statements of ELMG. This information should be read in conjunction with the Pro Forma Consolidated Financial Statements that are included elsewhere herein and with the historical consolidated financial statements of ELMG incorporated by reference in this Offering Circular/Prospectus. The pro forma data give effect to the Exchange Offer and Merger, resulting in LXE being a wholly owned subsidiary of ELMG, accounted for as a purchase and based upon the conversion (i) of each currently outstanding LXE Share into .75 ELMG Shares, and (ii) of each LXE Option into an option for ELMG Shares on the basis of .75 ELMG Shares for each share subject to the LXW Option, with the per-share exercise price being adjusted upwards by one-third, as if such transactions had occurred effective as of the first day of the accounting period presented or as of the balance sheet date presented.

ELMG  Pro Forma Financial Data -- Unaudited

The following tables set forth for the periods and the dates indicated certain unaudited pro forma consolidated financial information of ELMG adjusted to reflect ownership at the dates and for the periods presented of 100% of the LXE Shares, on the terms specified in the Exchange Offer.

                (In thousands, except per share amounts)

                               Nine Months Ended              Year Ended
                               September 30, 1996         December 31, 1995
                              As              As          As             As
                           Reported        Adjusted    Reported       Adjusted
                           --------        --------    --------       --------
Consolidated results
of operations:
  Net sales              $ 106,771          106,771     128,950        128,950
  Net earnings           $   2,916            2,699       2,310          2,108
  Net earnings per
    common and common
    equivalent share     $     .38              .31         .32            .24
  Weighted average
    number of common
    and common
    equivalent shares
    outstanding              7,669           8,585       7,266           8,639





                                   September 30, 1996
                               As Reported     As Adjusted
                               -----------     -----------
Consolidated financial
condition:
  Total assets                $114,841          124,589
  Long-term debt (excluding
    current installments)       12,422           12,422
  Minority interest in LXE       6,093              -
  Stockholders' equity          68,134           86,204


Comparison Of Certain Unaudited Per Share Data

  The following tables show comparative historical per share data for ELMG and LXE , pro forma per share data for ELMG and LXE , and combined and equivalent pro forma per share data for LXE .


                             Nine Months Ended              Year Ended
                             September 30, 1996         December 31, 1995
                         ------------------------    -----------------------
                         Historical      Pro Forma    Historical    Pro Forma
                         ---------      ---------    ----------    ---------


ELMG                      $  .38             .31          .32            .24
 Net earnings
 Shareholders' equity -
  end of period             9.11           10.44          8.60         10.08

LXE
 Net earnings                .04             .23          (.03)          .18
 Shareholders' equity -
  end of period             5.91            7.83          5.87          7.56



             MARKETS FOR THE ELMG AND LXE SHARES

Comparative Market Prices

  ELMG Shares and LXE Shares are principally traded on NASDAQ (symbols: ELMG and LXEI). The following tables set forth the high and low sales prices per ELMG Share and LXE Share as reported by NASDAQ for each period indicated. They also set forth the closing high bid and low asked prices quoted by market makers for the ELMG Shares and the LXE Shares. The high bid at any given time is the highest price that a market maker is at that time offering to pay to an investor who wishes to sell his or her shares, and the low asked at any given time is the lowest price at which a market maker is at that time offering to sell shares to an investor who wishes to buy them. For shares with wide bid-asked spreads, such as the LXE Shares, the high bid and low asked prices provide clearer information concerning market prices than do the reported sales prices; because the sales prices are reported for transactions between a market maker and an investor, the reported sales price will be relatively high if the reported transaction is a sale by a market maker, and relatively low if it is a purchase by a market maker. The bid-asked prices provide no assurance that the specified prices were available for transactions involving more than one round lot (100 shares).

  Neither ELMG nor LXE has paid a cash dividend with respect to its shares. The fiscal year for each company ends on December 31 of each year. On October 3, 1996, the last full trading day before the public announcement of the Exchange Offer, the closing sale price per ELMG Share, as quoted by NASDAQ, was $17.25 and such price per LXE Share was $10.625. also on that day, there was a $.375 spread between ELMG's closing bid price of $17 and closing asked price of $17.375, compared with a $1.375 spread between LXE's closing bid price of $10.125 and closing asked price of $11.50.

  SHAREHOLDERS ARE URGED TO OBTAIN CURRENT QUOTATIONS FOR ELMG
SHARES AND LXE SHARES.

                       ELMG Shares           LXE Shares
                     Price Range          Price Range
                      High       Low        High       Low
                      ----       ---        ----       ---
1994
  First Quarter    $  9-3/8     7-3/4      12-1/2      9-1/2
  Second Quarter      9-1/4     7-7/8      12-1/4     10-1/4
  Third Quarter       9-1/8     8          14         11
  Fourth Quarter     12-1/8     8          15-1/4     12-3/4

1995
  First Quarter      12-1/8    10          17-3/4     13-1/2
  Second Quarter     15-3/8    10          16-1/4     13
  Third Quarter      17-5/8    10-3/8      16-3/8      9-1/2
  Fourth Quarter     12-1/8     9-1/2      10-1/4      7-1/2

1996
  First Quarter      13-11/16  10-1/2      10-3/8      7
  Second Quarter     16-3/8    10-3/4       12         8-3/4
  Third Quarter      17        10-1/4       12         8
  Fourth Quarter
  (through 11/22)    21-1/8    16-1/8       15        10-1/8



                        ELMG Shares           LXE Shares
1996                 Bid         Asked     Bid        Asked
                     ---         -----     ---        -----

January 2          $ 11          11-1/4    8-1/4       8-3/4
January 31           11-1/8      11-3/8    8           8-3/4
February 29          12-7/8      13-1/4    9-5/8      10-1/4
March 29             12-1/8      12-3/8    9-1/4       9-3/4
April 30             11-3/8      11-3/4    8-3/4       9-1/4
May 31               14-1/4      14-1/2    9-3/4      10-3/8
June 28              14-3/8      14-3/4   10          10-5/8
July 31              12-1/4      12-1/2    8-1/4       9
August 30            13-3/8      13-3/4   10-5/8      11-3/8
September 30         17-3/8      17-1/4   10-1/8      11-1/2


Condition of the Market for the LXE Shares

  Of the 1,031,444 outstanding LXE Shares not owned by ELMG, an aggregate of approximately 656,000 are held by nine institutional investors, and the remaining approximately 375,000 shares are believed to be held by approximately 2,000 holders. As compared with the trading market for the ELMG Shares, the market for the publicly held LXE Shares in recent months has been characterized by wide bid-asked spreads, as indicated in the foregoing table. It has also been characterized by relatively sporadic, low-volume trading, as indicated in the following table that sets forth NASDAQ trading volume for the first nine months of 1996. The volumes are reported by market makers, and thus may represent only one side of the buy-sell cycle, with subsequent offsetting transactions also being reported as separate trading volume.

                      ELMG Shares           LXE Shares
                    Number of    Total      Number of    Total
                    Days With    Monthly    Days With    Monthly
    1996            No Trading   Volume     No Trading   Volume
    ----            ----------   -------    ----------   -------
January                 -        375,187        3        108,077
February                -      1,435,122        2         93,089
March                   -        547,931        3         44,922
April                   -        304,493        3        104,160
May                     -        883,071        5         86,085
June                    -        938,911        1         96,554
July                    -        611,301        6         60,022
August                  -        793,905        6        136,237
September               -      1,047,750        3         26,241
October                 -        948,980        8         22,689

  To be included in NASDAQ, a security must have at least two market makers. As late as August 1996, there were 4 market makers for the LXE Shares, but currently only two broker-dealers are making a market. If either of these market makers concluded that the low trading volumes did not justify the risks and required commitment of resources, the LXE Shares would no longer be eligible for inclusion NASDAQ. By way of comparison, 6 broker-dealers act as market makers for the ELMG Shares, which have approximately 5,000 holders and an average trading volume during 1996 of 789,000 shares per day.


                         THE EXCHANGE OFFER

Background

  In 1991, ELMG caused LXE, which at that time was its wholly-owned subsidiary, to offer approximately 22% of its outstanding
shares in an initial public offering.   This offering was
intended to raise capital for further expansion of LXE's business, and to increase investor familiarity with the LXE component of ELMG's business. At that time, the defense markets, which had been central to ELMG's growth and profitability during the 1980's, had been declining in volume and profitability, while LXE's commercial wireless data communications business, in various materials handling settings, had been expanding. The offering was completed in April 1991, and ELMG believes that the intended objectives were achieved.

  In recent years, LXE's profitability has not been maintained at stable or growing levels, principally due to increased competition in the materials handling market for LXE's traditional wireless local area network ("LAN") products, and to difficulties experienced by LXE in timely introducing new generations of products needed to meet evolving technical requirements. At the same time, the boundaries between LXE's commercial LAN products and the balance of ELMG's business have become less distinct as other commercial markets and applications for wireless communications products have been developing, and as an increasing portion of ELMG's other business has shifted to commercial, rather than governmental, customers. In this environment, ELMG has become increasingly aware of opportunities for LXE and other components of ELMG's business to share, or jointly develop, technology and markets.

  As a result of these various considerations, during 1995 ELMG began reviewing the appropriateness of increasing its ownership of LXE. In late August 1995, the ELMG Board authorized management to identify investment banking assistance in analyzing methods of increasing ELMG's ownership of LXE, to prepare a plan for protecting ELMG's level of LXE ownership if favorable LXE share prices resulted in significant exercises of outstanding LXE Options, and to purchase (if available at approximately then-current market prices) the LXE Shares held by two partnerships controlled by David A. Rocker. The Rocker partnership shares at that time constituted the largest single holding of any LXE shareholder other than ELMG, and were sufficient to raise ELMG's
LXE ownership above the 80% level required for filing consolidated income tax returns.

  In September 1995, before management acted on the ELMG Board's various authorizations, and before any proposals were formulated, adopted or presented to any LXE shareholders, LXE announced an anticipated loss for the quarter ending September 30, 1995. From a closing price of $13.50 at the end of August, the reported closing sales prices for the LXE Shares declined to $10.25 at the end of September and $8.00 at the end of November and December 1995, for an aggregate decline of approximately 40%. In view of the depressed market for LXE Shares and the efforts being undertaken to return LXE to profitability, management concluded, in consultation with the ELMG Board, that it was no longer desirable or appropriate at that time to pursue 100% ownership. However, management continued to believe that ELMG would benefit by acquiring the Rocker partnership shares and increasing its LXE ownership above 80%. Based on preliminary discussions with Mr. Rocker, management concluded that these shares were not available at the then-current depressed market prices, and management sought and received the ELMG Board's authorization to negotiate a transaction at a premium over market prices using ELMG Shares for all or a portion of the purchase price. Further preliminary conversations with Mr. Rocker in October 1995 caused management to conclude that at that time the parties would be unable to agree on key terms, including the extent to which any purchase price would be paid by delivery of ELMG Shares, and the matter was not pursued until January 1996. Negotiations commencing at that time resulted in the acquisition, on February 23, 1996, of 548,200 LXE Shares. In this transaction, ELMG delivered to the Rocker partnerships .8337 ELMG Shares plus $.912 in cash for each LXE Share acquired, and also received the agreement of Mr. Rocker and the partnerships to make no further purchases of LXE Shares for a period of five years. At the date of closing, the ELMG Shares had a closing market value of $12.25 per share, or $10.21 for each .8337 ELMG Shares. The ELMG Shares delivered in the transaction were not registered under state or federal securities laws, and could not be freely traded by their holders, but ELMG agreed to register such shares for resale by such holders and subsequently obtained such registration.

  ELMG also acquired 19,874 LXE Shares in a cash transaction, at $9.44 per share, on May 1, 1996. This transaction was with a market maker who had acquired these shares from a former LXE executive officer who had terminated as an employee and had exercised an option previously granted to him in connection with his employment. This transaction was entered in connection with the conclusion of the former officer's employment relationship and in order to protect ELMG's 80% ownership level.

  LXE reported a further loss for the quarter ended March 31, 1996, but returned to profitability in the quarter ended June 30, 1996, and was expected by management to report improving performance in the immediately succeeding future quarters. As a result, in July 1996, ELMG's management conducted a review of the benefits and costs of a transaction that would result in full ownership of LXE . The matter was reviewed with the ELMG Board at a meeting held on July 31, 1996. Based on the potential perceived advantages, the Board authorized management to continue the review process, and to retain investment banking assistance in evaluating whether to propose such a transaction and in developing a proposed structure and terms. Because of the significant holdings of LXE Shares and LXE Options of four members of the ELMG Board (John B. Mowell, John E. Pippin, Don T. Scartz and Thomas E. Sharon) the ELMG Board delegated to the ELMG Special Committee, consisting of Anthony J. Iorillo, Jerry H. Lassiter, and John H. Levergood, the responsibility for approving the retention of an investment banker, and for making a recommendation to the full ELMG Board as to whether to proceed with a transaction and if so, on what terms.

  The LXE Board held its regular quarterly meeting the following day, August 1, 1996. ELMG management and directors present at this meeting were Thomas E. Sharon, John E. Pippin, John B. Mowell, Don T. Scartz and William S. Jacobs. Dr. Sharon and Messrs. Scartz and Jacobs advised the other members of the LXE Board of the status of ELMG's consideration of a transaction to acquire the minority LXE Shares by issuing ELMG Shares, and reported the appointment of the ELMG Special Committee and proposed retention of investment banking assistance. Because ELMG was at that time considering the possibility of a merger transaction, which would involve negotiations with and, in order to proceed, approval of the LXE Board, the LXE Board appointed its own Special Committee (the "LXE Special Committee") consisting of Frank W. Blount, William F. Evans and Francis X. Stankard, being all of the LXE directors who were not directors, employees or shareholders of ELMG.


  The LXE Special Committee was delegated full authority to identify and retain investment banking and legal advisors in order to be in position to respond to a merger offer by ELMG, if one was forthcoming, and to negotiate (or reject) an agreement on behalf of LXE .

  Other than the proposed use of ELMG Shares, no proposed transaction terms were discussed. Mr. Evans observed that, in his view, in recent years LXE had become less attractive as a separate investment approach, and that LXE shareholders likely would improve their investment prospects by becoming ELMG shareholders in an appropriately structured transaction. No member of the LXE Special Committee indicated the merger terms or exchange ratio that he might consider to be appropriate.

  Following further review of alternative transactions, potential transaction costs and timing, the number of LXE 's shareholders, and the concentration of LXE Shares in a small number of institutional holders, ELMG concluded that if the ELMG Special Committee and the ELMG Board chose to proceed, an exchange offer directly to the LXE Shareholders probably would be the most efficient and cost-effective transaction structure. On September 3, 1996, Mr. Scartz, as ELMG's Senior Vice President and Chief Financial Officer, and Mr. Jacobs, as its Vice President and General Counsel, participated in telephone conversations with each of Messrs. Evans and Stankard. At this time, Messrs. Evans and Stankard were advised that ELMG was contemplating the possibility of an exchange offer and was no longer considering the possibility of proposing a negotiated merger. Messrs. Scartz and Jacobs also advised that ELMG was not contemplating negotiation with the LXE Special Committee concerning the terms of an exchange offer, if one were initiated. Based on this information, Messrs. Evans and Stankard concluded that retention of an investment banker was not necessary at that time, but that independent legal counsel would be retained to advise the LXE Special Committee if and at the time ELMG determined to proceed.

  At a meeting held on October 2, 1996, following presentations by and discussions with ELMG's management and Oppenheimer, which had been retained to provide investment banking assistance, the ELMG Special Committee unanimously approved the recommendation that ELMG proceed with the Exchange Offer, on the terms described in this Offering Circular/Prospectus. At a meeting held on October 3, 1996, the full ELMG Board unanimously accepted and approved the ELMG Special Committee's recommendation.

  At its regular quarterly meeting held on October 24, 1996, the LXE Board received a report on the status and expected schedule of the Exchange Offer, but held no substantive discussions of its proposed terms. At that meeting, the LXE Board, with approval by the members of the Special Committee, authorized access by ELMG to the LXE shareholder list for use in the Exchange Offer. The Board also delegated to the Special Committee full authority to determine and communicate the LXE Board's position statement required by SEC Rule 14d-9.

  On November 12, 1996, the LXE Special Committee held a meeting to which it invited, as representatives of ELMG, Dr. Sharon and Messrs. Scartz and Jacobs. The meeting was also attended by representatives of Hicks, Maloof & Campbell, legal counsel to the LXE Special Committee, and by representatives of The Robinson-Humphrey Company, Inc. ("R-H"), investment bankers. The purposes of this meeting were to provide to the LXE Special Committee data assembled by ELMG with the assistance of Oppenheimer, and used by the ELMG Special Committee and Board in determining the exchange ratio; to review the analysis and reasons considered by the ELMG Special Committee and Board in that process; and to provide an opportunity for the LXE Special Committee to question ELMG representatives concerning the proposed Exchange Offer and Merger. During the course of the meeting, the ELMG representatives provided and discussed: information concerning the shareholders of each company; data concerning market valuations of comparable companies based on multiples of various operating results, including current and expected earnings per share; historical and projected operating results for each company; historical stock trading patterns for each company; and comparative data concerning other minority interest buy-out transactions and acquisition transactions involving data communications companies. The ELMG representatives also reviewed the manner in which the ELMG Special Committee and Board had determined the .75 exchange ratio, stating that the principal factors considered had been comparative multiples of 1997 estimated net income, expected relative contribution to 1997 operating results, and typical minority buy-out premiums to pre-offer market trading prices. In reviewing the analyses based on future operating performance, it was explained that, as had been presented at the recent quarterly meeting of the LXE Board, rapid growth in new markets for LXE products, primarily healthcare applications, could result in higher actual future levels of sales and earnings than those used by the ELMG Special Committee and Board in determining the exchange ratio; the ELMG representatives also stated that the projections used by the ELMG Special Committee and Board for ELMG's future operating performance similarly did not include potential higher-than-expected growth rates in certain new markets, particularly that for PCS/cellular base station antennas, and that because these products are directly manufactured by ELMG, they provide substantially higher margins than do the LXE healthcare products, which are largely manufactured by other companies. Dr. Sharon discussed with the LXE Special Committee his view of potential operating efficiencies available if LXE were a wholly owned subsidiary and thus technical, manufacturing and marketing resources could be more easily shared; he also discussed his view that development by LXE of radio products needed to achieve higher margins on healthcare installations requires RF engineering expertise that LXE does not separately possess but that is a strength of other ELMG subsidiaries.

  At the conclusion of the LXE Special Committee meeting, the Committee advised the ELMG representatives that the Committee would be holding a further meeting on November 13, 1996, to review its responsibilities and to determine the procedures that would be followed, including the possibility that R-H would be retained as financial advisor. Following that subsequent meeting, the LXE Special Committee advised ELMG that it had retained R-H to review, and to provide advice to the Committee with respect to, the Exchange Offer as it affects holders of LXE Shares. The LXE Special Committee also reported that due to the time required for R-H to perform its review and for the Committee to thereafter meet and determine its position, the Committee planned to provide its position statement to the holders of LXE Shares in a separate mailing subsequent to distribution by ELMG of its Exchange Offer materials.


Purpose of the Exchange Offer and Merger

  The Exchange Offer is being made for the purpose of acquiring
100% of the outstanding LXE Shares. ELMG is seeking 100% ownership of LXE for the following reasons:

  * Ownership of 100% of the LXE Shares would facilitate and encourage greater exchange and sharing of technical and marketing resources among LXE and ELMG's other operating subsidiaries, particularly EMS Technologies, Inc., which is a 100% owned subsidiary and possesses superior RF wireless engineering capabilities. ELMG believes that access to such capabilities will be important in LXE's future efforts to expand its wireless networking business into new applications and markets, and that greater access to LXE's marketing and product experience will be helpful to EMS Technologies as it seeks to further increase its sales of commercial wireless communications products. With LXE as a 100% owned subsidiary, such exchange and sharing can be effected more expeditiously and with simpler review and approval procedures than is possible under current procedures, which are designed to protect the interests of the minority LXE shareholders.

  * As a 100% owned subsidiary, LXE would no longer incur separate SEC reporting,shareholder reporting, tax reporting, annual meeting and independent board expenses, as well as other certain separate corporate expenses. ELMG estimates that elimination of these expenses would result in savings of approximately $420,000 per year.

  * ELMG believes the greater ease in sharing of resources among subsidiaries would permit consolidation of various functions and operations, and more efficient allocation and operation of production facilities, resulting in direct savings believed to be significant but for which no firm estimates have been developed.

  * It is ELMG's belief, based on its management's participation in conferences and discussions with analysts and other members of the investment community, that LXE's status as a separately-traded company results in disproportionate attention to LXE's role within the ELMG organization, and detracts from ELMG's ability to communicate the role and capabilities of its various subsidiaries in the context of ELMG's overall business strategies.

  * Conversion of the LXE minority shareholder interest into additional outstanding ELMG shares would increase ELMG's share capitalization and number of shareholders, and may thus encourage market makers and analysts to participate in the market for the ELMG Shares.

  * ELMG believes that the conversion on the proposed terms of the LXE Shares held by minority LXE shareholders may be attractive to those shareholders because, among other possible reasons, the trading market for LXE Shares has been relatively illiquid with much lower trading volumes and much wider bid-asked spreads than the market for ELMG Shares, and thus may be less attractive to potential investors, particularly those interested in liquidity for a substantial holding. See "MARKETS FOR THE ELMG AND LXE SHARES." In addition, as holders of ELMG Shares, LXE shareholders would retain a significant indirect interest in LXE.

  If ELMG holds, upon completion of the Exchange Offer, at least 90% of such outstanding shares, under Georgia law ELMG could and would cause the merger of LXE with a newly formed subsidiary of ELMG without seeking a vote of LXE's shareholders or the LXE Board, in which event remaining LXE shareholders (other than ELMG) would receive .75 ELMG Shares for each LXE Share.

  If ELMG does not receive a sufficient tender in the Exchange
Offer to increase its LXE ownership above 90%, it will not accept tendered LXE Shares, and has not formulated any plans or proposals with respect to any subsequent efforts to acquire additional LXE Shares.

  Management believes that if the Exchange Offer is successful the above-referenced benefits would be obtained with no earnings-per-share dilution in 1997 or later years. This belief reflects projections of 1997 LXE earnings prepared internally for normal business planning purposes. The preparation and analysis of such projections of future operating results are, in management's view, an essential tool in managing the business of LXE and ELMG. However, neither management nor the ELMG Board can know the course of future events, and thus any such projections are no more than management's expectations, based on its current understanding of factors it believes to be relevant, and are subject to future developments and events that cannot currently be known by, and may be beyond the control of, LXE or ELMG. For example, management's projections of LXE's earnings in 1997 could be materially affected, negatively or positively, by unexpected product advances by competitors, by the unexpected development of alternative technologies, by unexpected growth rates (either faster or slower) in existing and target markets for LXE's products, by currently unknown technical breakthroughs by LXE's engineering staff, by unexpected difficulties in designing and manufacturing new products, and by general economic trends and conditions both in the United States and abroad.

  Management's belief that the issuance of ELMG Shares in the Exchange Offer and Merger would not adversely affect future earnings per share is dependent on the anticipated savings described above. These savings include both LXE's expenses as a separate publicly traded company, as to which quantified savings are readily identifiable, and other savings, which have not been specifically quantified, arising from greater ease in sharing resources throughout the organization.

  ELMG management also believes it is possible that LXE's future operations could achieve higher levels than those contained in the above-described projections. In the course of managing LXE's business affairs, management has analyzed potential scenarios involving, for example, higher assumed rates of growth in LXE's traditional markets and in new markets (such as healthcare) that LXE is seeking to establish. Utilizing favorable assumptions, such scenarios support the possibility of future earnings at LXE substantially exceeding those considered by the ELMG Special Commmittee and Board in determining the Exchange Ratio, or required for ELMG to avoid earnings-per-share dilution as a result of the Exchange Offer and Merger. Such scenarios and higher earnings are believed to be possible, and from time to time are used internally for purposes of contingency planning and encouraging higher levels of achievement. However, while achievement of higher earnings is a primary objective of ELMG's management and Board, such scenarios are viewed by ELMG as being speculative, dependent on favorable future developments, and highly subject to risks. For this reason, such scenarios and the potential higher earnings that they support have not been relied upon either by management for purposes of establishing employment levels or other external commitments, or by the ELMG Special Committee or Board in determining the exchange ratio.

  Except for the Transaction and except as otherwise described in this Offering Circular/Prospectus, ELMG does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of any operations of LXE, or the sale or transfer of a material amount of assets involving LXE or any of its subsidiaries, or any changes in LXE's capitalization or any other change in LXE's corporate structure or business or the composition of its management. However, ELMG may, in the future, propose or develop additional or new plans or proposals, or may propose the acquisition or disposition of assets or other changes in LXE's business, corporate structure, capitalization, management or dividend policy.


Determination of the Exchange Ratio

  The ELMG Board has approved the exchange ratio being offered for the LXE shares, based on the recommendation of the ELMG
Special Committee, whose members have no ownership or other personal interest in LXE. In making such recommendation and giving such approval, both the ELMG Special Committee and ELMG
Board received analyses and advice of Oppenheimer as described below at "Financial Advisor," and also discussed various matters deemed relevant, including business prospects, with the Chief Executive Officer and other management personnel of each company. The ELMG Special Committee and ELMG Board each concluded that the exchange ratio was reasonable and appropriate in light of numerous factors, principally including: relative historical and anticipated contributions to ELMG's earnings, with particular emphasis on estimated 1997 earnings; relative trading prices for the LXE and ELMG Shares; market valuations of comparable companies as multiples of selected operating results, including revenues and earnings per share, again with particular emphasis on estimated 1997 earnings; the terms of comparable minority buy-out transactions; the fact that tendering holders of LXE Shares would continue to participate in the business of LXE as holders of ELMG Shares; the perception of ELMG's management regarding
LXE's business prospects; the condition of the NASDAQ public market for the LXE Shares; and the perceived benefits to ELMG of obtaining 100% ownership of LXE.

  In considering the foregoing factors, the ELMG special Committee and Board used estimated 1997 earnings for LXE of $.59 per share, an estimate that had been prepared by ELMG and LXE for normal business planning purposes. This projection was not prepared with a view toward public disclosure, but was believed material and relevant by the Special Committee and Board in connection with their determination of the exchange ratio, and for that reason is bing disclosed in this Offering Circular/Prospectus. As discussed above at "Purpose of the Exchange and Merger," such projections represent management's expectations, based on its current understanding of factors it believes to be relevant, and are subject to future developments and events that cannot currently be known by, and may be beyond the control of, LXE or ELMG. Accordingly, actual results could vary significantly from those set forth in such projections.

  The exchange ratio selected by the ELMG Special Committee and Board represents a premium of 22.1% based on the relative final closing sales prices of ELMG Shares and LXE Shares on October 2, 1996, the last trading day preceding the date on which the exchange ratio was approved by the ELMG Board and the Exchange Offer and proposed Merger were announced, and a premium of 15.5% based on the relative average closing reported sales prices during the 10 trading days ending on such date, in each case as
reported by NASDAQ.   Based on relative closing high bid
quotations reported by NASDAQ, the premiums are 29.5% and 20.4%, respectively; high bid prices are the prices at which at least one market maker stands ready to purchase at least one round lot from investors seeking to sell their shares, and ELMG believes that, for shares (such as those of LXE ) with wide bid-asked spreads, the high bids provide a more accurate measure of sales prices available to individual investors.

  As discussed below at "Financial Advisor," Oppenheimer provided various analyses to the ELMG Special Committee and Board, but advised that, in its view, the three most important analytical approaches were those based on multiples of 1997 estimated earnings, relative contribution to combined-company operating results, and premiums to market in other minority-buyout transactions. Oppenheimer's analyses of comparable-company share price multiples of estimated 1997 earnings per share reflected that companies deemed comparable to LXE were trading at a representative multiple of 15.5x, and those deemed comparable to ELMG were trading at a representative multiple of 16.6x; applying these multiples to the respective projected 1997 EPS of each company, as prepared by management, results in an implicit exchange ratio of approximately .6 ELMG Shares for each LXE Share. Oppenheimer's analysis of relative contribution to combined-company estimated 1997 net income of the ownership interest of the LXE minority shareholders reflected an 8.5% contribution; the exchange ratio that would result in LXE minority shareholders holding 8.5% of the ELMG Shares outstanding after the Merger (based on ELMG Shares outstanding on October 2,
1996) is .68 ELMG Shares for each LXE Share. Oppenheimer's analysis of premiums paid in other minority buyout transactions revealed average premiums, as a percentage of the target companies' stock prices at certain times prior to announcement of the transaction ranging from 19.4% to 23.3%.

  In selecting an exchange ratio of .75 ELMG Shares for each LXE Share, the ELMG Special Committee and Board considered Oppenheimer's advice (which, as described below at "Financial Advisor," did not constitute an opinion as to the fairness) that an exchange ratio of .70 to .75 was reasonable and consistent with the three principal analytical approaches; the Special Committee and Board also gave substantial weight to the premiums to market price that are typical in minority-buyout transactions, to the expectation that any earnings dilution from the Transaction would be at minimal levels that could reasonably be expected to by offset by synergistic operating efficiencies, and to the overall benefits of the Transaction to ELMG as described above at "Purpose of the Exchange Offer and Merger."

Financial Advisor

  Oppenheimer was retained by the ELMG Special Committee and Board to provide advice in connection with the Transaction. However, Oppenheimer was not requested to, and has not, rendered any opinion as to the fairness of the Exchange Offer, from a financial point of view or otherwise, to either LXE shareholders or ELMG shareholders, and Oppenheimer makes no recommendation as to whether LXE shareholders should tender their LXE shares to ELMG pursuant to the Exchange Offer.

  Oppenheimer is an internationally recognized investment banking firm and is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements, and in valuations for estate, corporate and other purposes. Oppenheimer was retained by the ELMG Special Committee and Board as financial advisor because of, among other things, Oppenheimer's expertise in financial matters in general and in wireless technology industries in particular, and because of its familiarity with both ELMG and LXE through analysts and investment bankers who have been following and maintaining contact with both companies.

  In providing assistance to the ELMG Special Committee and Board, Oppenheimer performed and described to the Special Committee and/or the Board a variety of financial analyses. The forecasts of the future operating results of ELMG and LXE utilized by Oppenheimer in its analyses were provided to or reviewed for Oppenheimer by the management of each of ELMG and LXE. ELMG and LXE do not publicly disclose internal management forecasts of the type provided to Oppenheimer in connection with the review of the Exchange Offer and Merger, and such forecasts were not prepared with a view toward public disclosure. The forecasts were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts. In addition, the analyses performed by Oppenheimer do not purport to be appraisals or necessarily to reflect the prices at which companies or their securities actually may be sold.

  In providing assistance to the ELMG Special Committee and Board, Oppenheimer reviewed, among other things, (i) the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three fiscal years ended December 31, 1995 of ELMG and LXE; (ii) Quarterly Reports on Form 10-Q of ELMG and LXE for the fiscal years 1995 and 1996; (iii) certain other communications from ELMG and LXE to their respective stockholders; (iv) certain internal financial analyses and forecasts of ELMG and LXE prepared by their respective managements; (v) the reported price and trading activity for the ELMG Shares and the LXE Shares; (vi) certain financial and stock market information for ELMG and LXE, which was compared with similar information for certain other publicly traded companies; (vii) to the extent publicly available, the financial terms of certain recent business combinations in the wireless communications industry; and (viii) stock price premiums paid in certain minority buyout transactions. In addition, Oppenheimer held discussions with members of the managements of ELMG and LXE regarding the past and current business operations, financial condition and future prospects of their respective companies and the business synergies expected by the respective managements to be realized from the Merger, and performed such other studies and analyses and considered such other financial, economic and market criteria as it believed necessary.

  The following summary is not a complete description of the analyses performed by Oppenheimer and furnished to the ELMG Special Committee and Board. Rather, it is intended to describe generally the analytical approaches utilized by Oppenheimer, and to provide additional information concerning those approaches that were believed by Oppenheimer to be most relevant to the ELMG Special Committee's and Board's objective of selecting a reasonable and appropriate exchange ratio.

Analysis of LXE

  Comparable Company Analysis. Oppenheimer furnished the ELMG Special Committee and Board with a comparison of certain historical and estimated earnings and other operating and financial data and ratios, and of multiples of income statement and operating cash flow parameters of certain other publicly traded companies deemed to be generally comparable to LXE. Financial data compared included enterprise value (defined as the sum of the face value of a company's debt plus the market value of its equity securities ("market capitalization") less cash and cash equivalents), market capitalization, sales, operating cash flow (defined as earnings before interest, taxes, depreciation and amortization ("EBITDA")), operating income (defined as earnings before interest and taxes ("EBIT")), net income, earnings per share ("EPS"), gross margin, operating margin, net margin, historical sales, operating cash flow, net income and EPS growth, projected EPS and EPS growth rates, balance sheet data, and certain expenses and expense ratios. Multiples compared included enterprise value to sales, enterprise value to operating cash flow, enterprise value to operating income, and price per share to actual and projected EPS. The analysis of the ratios of price per share to projected 1997 EPS, which Oppenheimer believed to be the most important and widely accepted indicator of value, reflected that companies selected as comparable to LXE traded at multiples to projected 1997 EPS of between 12.1x and 18.3x, with a representative multiple of 15.5x.

  Minority-Buyout Valuation Analysis. Oppenheimer furnished the ELMG Special Committee and Board with an analysis of the premiums paid in 41 pending and completed minority-buyout transactions
occurring since January 1992.   Oppenheimer considered, among
other factors, the structure (tender offer or merger), the consideration (cash or stock), and the percentage of the target's shares held by the acquiror at the time of the announcement.
This analysis revealed that the average premiums paid in these transactions, as a percentage of the target companies' stock prices one day, one week, and four weeks prior to announcement of the transaction, ranged from 19.4% to 23.3%.

  Other Analytical Approaches. Oppenheimer also furnished the ELMG Special Committee and Board with a discounted cash flow analysis of LXE on a stand-alone basis, and an analysis of the implied valuation multiples of seven completed merger and acquisition transactions occurring since October 1994 and involving companies in the data communications industry. Because the discounted cash flow analysis in LXE's case is heavily dependent upon the ending, or "terminal," valuation, which is derived from expected income, capital market conditions, and applicable multiples and discount rates at the end of five years, Oppenheimer advised the ELMG Special Committee that in its view the discounted cash flow analysis would not be an appropriate or widely accepted indicator of value in the circumstances. Oppenheimer also advised the ELMG Special Committee and Board that the universe of recent data communications company mergers did not include companies with businesses similar to that of LXE, and that the seven transactions reviewed by Oppenheimer involved third-party acquisitions and thus the higher premiums typically paid for the transfer of control. For these reasons, and in view of the fact that ELMG already holds a controlling equity interest in LXE, Oppenheimer expressed its belief that the comparative merger-and-acquisition analysis was not appropriate or helpful in the Special Committee's and Board's efforts to determine an exchange ratio.

Analysis of ELMG

  Comparable Company Analysis. Oppenheimer furnished the ELMG Special Committee and Board with an analysis of certain historical and estimated earnings and other operating and financial data and ratios, and of multiples of income statement and operating cash flow parameters, of certain other publicly traded companies deemed to be generally comparable to ELMG. Financial data compared included enterprise value, market capitalization, sales, operating cash flow, operating income, net income, earnings per share, gross margin, operating margin, net margin, historical sales, operating cash flow, net income and EPS growth, projected EPS and EPS growth rates, balance sheet data, and certain expenses and expense ratios. Multiples compared included enterprise value to sales, enterprise value to operating cash flow, enterprise value to operating income, and price per share to actual and projected EPS. The analysis of the ratios of price per share to projected 1997 EPS, which Oppenheimer believed to be the most important and widely accepted indicator of value, reflected that the ELMG comparable companies traded at average and representative multiples to projected 1997 EPS of 19.1x and 16.6x, respectively.

  Other Analytical Approaches. Oppenheimer also furnished the ELMG Special Committee and Board with a discounted cash flow analysis of ELMG on a stand-alone basis. As was also the case with LXE, the ELMG discounted cash flow analysis is heavily dependent upon the terminal valuation, which is derived from expected income, capital market conditions, and applicable multiples and discount rates at the end of five years. For this reason, Oppenheimer advised that the discounted cash flow analysis would not be an appropriate or widely accepted indicator of value in the circumstances.

Analysis of Combined ELMG/LXE

  Contribution Analysis. Oppenheimer furnished the ELMG Special Committee and Board with an analysis of the relative contribution to combined-company operating results represented by the ownership interest of the unaffiliated LXE shareholders, and compared that contribution to the pro forma combined-company ownership of the unaffiliated LXE shareholders based on various exchange ratios. This analysis, which was based on Oppenheimer's review of fiscal 1995 actual results and estimates of 1996 and 1997 financial information (including projected 1997 EPS for LXE of $.59 as discussed above at "Determination of the Exchange Ratio"),as provided by LXE's and ELMG's respective managements, revealed that for the specified periods the interest of the unaffiliated LXE shareholders provided from 8.3% (in 1996) to 8.9% (in 1995) of combined revenues; from 4.1% (in 1995) to 7.7% (in 1997) of combined operating cash flow; from negative 2.8% (in
1995) to 8.0% (in 1997) of combined operating income, and from negative 1.6% (in 1995) to 8.5% (in 1997) of combined net income.

  Historical Market Prices Ratio Analysis. Oppenheimer reviewed for the ELMG Special Committee and Board the relationship of the daily closing prices of LXE Shares relative to the daily closing prices of ELMG Shares. This analysis indicated that the ratio of the daily closing prices of the LXE Shares to ELMG Shares has been as high as 1.8 during the past four years, but on October 1, 1996 (two business days prior to announcement of the Transaction) was 0.57.

  Pro Forma Merger Impact Analysis. Oppenheimer furnished the ELMG Special Committee and Board with an analysis of certain pro forma effects resulting from the Merger. In conducting its analysis, Oppenheimer relied upon certain assumptions and financial forecasts provided by the managements of ELMG and LXE, as described above. Oppenheimer also discussed, without independent verification, with the managements of ELMG and LXE the possible cost savings and synergies achievable as a result of the Merger. As part of this analysis, Oppenheimer reviewed the pro forma accretion of or dilution to ELMG's 1997 to 2001 projected earnings per share following the Merger. Oppenheimer's analysis separately considered the accretion/dilution (i) on an unadjusted basis excluding any effects from possible operating cost savings and synergies (other than savings from elimination of the costs of separate public-company requirements, such as financial and shareholder reporting), and (ii) after giving effect to varying levels of operating synergies. Oppenheimer also considered the effect on its analysis of variances between actual operating results and the operating results projected by LXE's management.

  Summary Advice.  Following presentation of its analysis,
Oppenheimer advised the Special Committee that, in its view, the three most important of the analytical approaches described above were the analyses based on multiples of 1997 estimated earnings, relative contribution to combined-company operating results, and premiums to market in other minority-buyout transactions. While various analytical approaches could be used to support lower or higher exchange ratios, Oppenheimer stated its view that an
exchange ratio of .70 to .75 was reasonable and consistent with
the three principal analytical approaches.   Oppenheimer noted
that an exchange ratio in such range would provide a premium over recent market price exchange ratios, while resulting in ELMG per-share pro forma earnings dilution at minimal levels that could reasonably be expected to be offset by synergistic operating efficiencies. As noted above, however, Oppenheimer was not requested to, and did not, provide an opinion as to the fairness of the proposed transaction to the shareholders of either ELMG or LXE.

                         ***************

  In the ordinary course of business, Oppenheimer and its affiliates may actively trade the securities of ELMG and LXE for their own account or for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Oppenheimer has advised ELMG that as of the date it presented its analysis to the ELMG Special Committee and Board, and as of the date of this Offering Circular/Prospectus, Oppenheimer and its affiliates held no securities of ELMG or LXE for their own account.

  As compensation for its services in providing advice to the ELMG Special Committee and Board, and for serving as Dealer Manager for the Exchange Offer, ELMG has paid Oppenheimer $125,000 ($25,000 of which constituted a retainer and $100,000 of which became payable upon commencement of the Exchange Offer), and has agreed to pay Oppenheimer an additional fee of $175,000 in the event ELMG is successful in acquiring, pursuant to the Exchange Offer or otherwise, 50% or more of the LXE shares not already owned by ELMG. In addition, and regardless of whether ELMG is successful in acquiring 50% or more of the LXE Shares not already owned by ELMG, ELMG has agreed (i) to reimburse Oppenheimer for its out-of-pocket expenses, and (ii) to indemnify Oppenheimer and certain related persons against certain liabilities and expenses in connection with its services, including certain liabilities under the federal securities laws.


Interests of Certain Persons in the Exchange Offer and Proposed
Merger

  Thomas E. Sharon is the President and Chief Executive Officer of ELMG and is the Chairman of the Board and Chief Executive Officer of LXE. John E. Pippin is the Chairman of the Board of ELMG and a director of LXE. Don T. Scartz is the Senior Vice President and Chief Financial Officer, Treasurer and a director of ELMG, and is Chief Financial Officer and Treasurer of LXE. William S. Jacobs is Vice President, Secretary and General Counsel of ELMG, and is Secretary and General Counsel of LXE. John B. Mowell is a director of both ELMG and LXE.

  Two holders of in excess of 5% of the outstanding ELMG Shares also are substantial holders of LXE Shares, and certain directors and executive officers of ELMG are the beneficial owners of LXE Shares or LXE Options. The tables set forth in "SECURITY OWNERSHIP" detail the holdings of ELMG Shares, ELMG Options, LXE Shares and LXE Options of each such person.

  Each of the individual directors and executive officers has advised ELMG of his intention to tender the LXE Shares controlled by him in the Exchange Offer, and to vote the ELMG Shares controlled by him in favor of the Merger. ELMG has been advised by Kopp Investment Advisors, Inc. that it currently intends to tender its LXE Shares in the Exchange Offer, and to recommend to the beneficial holders of the ELMG Shares controlled by it that they be voted in favor of the Transaction. ELMG has not requested or received a binding commitment from these directors, officers or shareholders with respect to their tender of LXE Share or their voting of ELMG Shares.


Terms of the Exchange Offer

  Upon the terms and subject to the conditions of the Exchange Offer, ELMG hereby offers to exchange ELMG Shares for all outstanding LXE Shares, at an exchange ratio of .75 ELMG Shares for each LXE Share, provided that such LXE Shares are validly tendered by the Expiration Date and not withdrawn as provided at "Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, Atlanta time, on December 30, 1996, unless ELMG extends the period of time for which the Exchange Offer is open, in which event the term "Expiration Date" means the latest time and date to which the Exchange Offer is so extended by ELMG.

  Upon the terms and subject to the conditions of the Exchange Offer, ELMG will exchange all LXE Shares for ELMG Shares. Tendering shareholders will not be obligated to pay any charges or expenses of the Exchange Agent or any brokerage commissions. Except as set forth in the Letter of Transmittal, any transfer taxes on the exchanged LXE Shares pursuant to the Exchange Offer will be paid by or on behalf of ELMG unless such payment would jeopardize the tax-free nature of the Transaction for federal income tax purposes. Currently, ELMG is not aware of any transfer taxes, the payment of which by ELMG would have such a result.

  No fractional ELMG Shares will be distributed. The Exchange Agent, acting as agent for LXE shareholders otherwise entitled to receive fractional shares, will aggregate all fractional shares and sell them for the accounts of such shareholders. Proceeds from sales of fractional shares will be paid by the Exchange Agent based upon the average gross selling price per share of all such sales.

  The Exchange Offer is subject to certain conditions set forth below at "Certain Conditions of the Exchange Offer," including the conditions, which cannot be waived, (i) that on or before the Expiration Date, ELMG's shareholders approve the issuance of ELMG Shares pursuant to the Transaction and certain amendments to the ELMG Stock Plan related to the conversion of LXE Options in the Merger, and (ii) that ELMG receive sufficient tenders of LXE Shares to increase its ownership to at least 90% and that it then causes the Merger to occur immediately after accepting such tendered Shares. If any condition is not satisfied, ELMG may (i) terminate the Exchange Offer and return all tendered LXE Shares to tendering shareholders, (ii) extend the Exchange Offer and, subject to withdrawal rights as set forth below at "Withdrawal Rights," retain all such LXE Shares until the expiration of the Exchange Offer as so extended, or (iii) waive such condition (other than the conditions specifically referred to in the preceding sentence) and, subject to any requirement to extend the period during which the Exchange Offer is open, exchange all LXE Shares validly tendered for exchange by the Expiration Date and not withdrawn. For a description of ELMG's right to extend the period during which the Exchange Offer is open and to amend or terminate the Exchange Offer, see "Extension of Tender Period; Termination; Amendment," below.

  This Offering Circular/Prospectus and the related Letter of Transmittal will be mailed to record holders of LXE Shares and will be furnished, for transmittal to beneficial owners of LXE Shares, to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the LXE shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.


Conversion of LXE Options

  LXE has maintained the LXE Stock Plan, under which it has from time to time issued Options to acquire LXE Shares to its directors, officers and other senior employees. All such LXE Options have been issued at the fair market value of the LXE Shares on the date the option was granted. Options to acquire 366,543 LXE Shares remain outstanding, and options for 293,118 shares currently are exercisable at prices ranging from $3.66 to $18.25. The remaining options for 53,425 shares become exercisable not later than September 26, 2002, at option prices ranging from $5.66 to $11.25. The ELMG Special Committee and other members of the ELMG Board believe that stock options are an important tool for attracting and retaining qualified personnel, and for aligning the interests of key employees with those of the shareholders. As a result, the ELMG Special Committee and the ELMG Board believe that the LXE Options should be converted into options to acquire .75 ELMG Shares for each LXE Share under option, subject to the same vesting and expiration dates and other material terms as the existing LXE Options. The exercise prices of the ELMG Options would be adjusted proportionately upwards by one-third, such that the aggregate exercise price for each option would be unchanged by the Merger conversion.

  Under the LXE Stock Plan, the outstanding LXE Options could, as an alternative to conversion into ELMG Options, be canceled in the Merger, but only if the option holders first had the opportunity to exercise their options and thus receive ELMG Shares in the Merger. The ELMG Special Committee, the Compensation Committee of the ELMG Board and the full ELMG Board all believe that it is preferable and more consistent with the original intent of the LXE Options to convert them into ELMG Options, thereby maintaining the equity incentives that options provide, and limiting the potential adverse effects of substantial sales of ELMG Shares by officers and employees who, if the cancellation alternative were elected, would be required to cover the exercise prices and taxes on income realized on exercise. The ELMG Special Committee, the Compensation Committee and the full ELMG Board also concluded that converting the outstanding LXE Options into a proportionate number of comparable ELMG Options was preferable to making cash payments to buy out LXE Options at their respective spreads, because the cash buyout approach would involve current accounting charges and use of cash, and also would eliminate the continuing incentives intended at the time the LXE Options were granted.


Procedures for Tendering LXE Shares

  To tender LXE Shares pursuant to the Exchange Offer, either:
(a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal must be received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular/Prospectus and either (i) certificates for the shares of LXE Shares to be tendered must be received by the Exchange Agent at one of such addresses, or (ii) such LXE Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Exchange Agent), in each case by the Expiration Date; or (b) the guaranteed delivery procedure described below must be complied with.

  The Exchange Agent will establish an account with respect to the LXE Shares at The Depository Trust Corporation ("DTC" or collectively, the "Book-Entry Transfer Facility") for purposes of the Exchange Offer within two business days after the date of this Offering Circular/Prospectus, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of LXE Shares by causing such Book-Entry Transfer Facility to transfer such LXE Shares into the Exchange Agent's account in accordance with the procedures of such Book-Entry Transfer Facility. However, although delivery of LXE Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) and any other required documents must, in any case, be received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular/Prospectus by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to a Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the LXE Shares tendered therewith and such holder has not completed the box entitled "Special Exchange Instructions" on the Letter of Transmittal, or (b) such LXE Shares are tendered for the account of an Eligible Institution. See Instructions 5 and 7 of the Letter of Transmittal.

  If a shareholder desires to tender LXE Shares pursuant to the Exchange Offer and cannot deliver such LXE Shares and all other required documents to the Exchange Agent by the Expiration Date, such LXE Shares may nevertheless be tendered if all of the following conditions are met:

  (i)     such tender is made by or through an Eligible
Institution;

  (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by ELMG is received by the Exchange Agent by the Expiration Date; and

  (iii) the certificates for such LXE Shares (or a confirmation of a book-entry transfer of such LXE Shares into the Exchange Agent's account at one of the Book Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Exchange Agent within five NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

  The method of delivery of LXE Shares and all other required documents is at the option and risk of the tendering shareholder. If certificates for LXE Shares are sent by mail, registered mail with return receipt requested, properly insured, is recommended and sufficient time to ensure timely receipt should be allowed. To avoid backup federal income tax withholding with respect to ELMG Shares received by a shareholder pursuant to the Exchange Offer, the shareholder must provide the Exchange Agent with his correct taxpayer identification number or certify that he is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

  The tender of LXE Shares pursuant to any one of the procedures described above will constitute an agreement between the tendering shareholder and ELMG upon the terms and subject to the conditions of the Exchange Offer.

  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any tender of LXE Shares will be determined by ELMG, in its sole discretion, which determination will be final and binding. ELMG reserves the absolute right to reject any or all tenders of LXE Shares determined by it not to be in proper form or the acceptance for exchange of LXE Shares which may, in the opinion of ELMG's counsel, be unlawful. ELMG also reserves the absolute right to waive any defect or irregularity in any tender of LXE Shares. None of ELMG, the Exchange Agent, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defect or irregularity in tenders, or incur any liability for failure to give any such notification.


Exchange of LXE Shares

  Upon the terms and subject to the conditions of the Exchange Offer, ELMG will accept for exchange, and will transfer ELMG Shares in exchange for, LXE Shares validly tendered and not withdrawn by the Expiration Date as promptly as practicable after the Expiration Date. In addition, ELMG reserves the right, in its sole discretion subject to Rule 14e-1(c) promulgated under the Exchange Act, to delay the acceptance for exchange, or delay exchange, of any LXE Shares in order to comply with any applicable law. For a description of ELMG's right to terminate the Exchange Offer and not accept or exchange, or to delay acceptance or exchange of any LXE Shares, see "Extension of Tender Period; Termination; Amendment," below.

  For purposes of the Exchange Offer, ELMG shall be deemed to have accepted for exchange and exchanged LXE Shares tendered for exchange when, as and if ELMG gives oral or written notice to the Exchange Agent of its acceptance of the tenders of such LXE
Shares for exchange. Exchange of LXE Shares accepted for exchange pursuant to the Exchange Offer will be made by deposit of tendered LXE Shares with the Exchange Agent, which will act as agent for the tendering shareholders for the purpose of receiving
ELMG Shares from ELMG and transmitting such ELMG Shares to tendering shareholders. In all cases, exchange for shares of LXE Shares accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such LXE Shares (or of a confirmation of a book-entry transfer of such LXE Shares into the Exchange Agent's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and any other required documents. For a description of the procedure for tendering LXE Shares pursuant to the Exchange
Offer, see " Procedures for Tendering LXE Shares," above.
Accordingly, exchanges of ELMG Shares for LXE Shares may be made to tendering shareholders at different times if delivery of the LXE Shares and other required documents occur at different times. Under no circumstances will interest be paid by ELMG pursuant to the Exchange Offer, regardless of any delay in making such exchange.

  If certain events occur, ELMG may not be obligated to exchange
ELMG Shares for LXE Shares pursuant to the Exchange Offer.  See
"Certain Conditions of the Exchange Offer," below.

  If any tendered LXE Shares are not exchanged pursuant to the Exchange Offer for any reason, or if certificates are submitted for more LXE Shares than are tendered, certificates for such unexchanged or untendered LXE Shares will be returned (or, in the case of LXE Shares tendered by book-entry transfer, such LXE Shares will be credited to an account maintained at one of the Book-Entry Transfer Facilities), without expense to the tendering shareholder, as promptly as practicable following the expiration or termination of the Exchange Offer.


Withdrawal Rights

  Tenders of LXE Shares made pursuant to the Exchange Offer may be withdrawn at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after January 26, 1997 unless theretofore accepted for exchange as provided in this Offering Circular/Prospectus. If ELMG extends the period during which the Exchange Offer is open, is delayed in its acceptance of LXE Shares for exchange or is unable to accept LXE Shares for exchange pursuant to the Exchange Offer for any reason, then, without prejudice to ELMG's rights under the Exchange Offer, the Exchange Agent may, on behalf of ELMG, retain all LXE Shares tendered, and such LXE Shares may not be withdrawn except as otherwise provided in this section, subject however to legal restrictions identified below at "Extension of Tender Period; Termination; Amendment."

  To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular/Prospectus, and must specify the name of the shareholder who tendered the LXE Shares to be withdrawn and the number of LXE Shares to be withdrawn. If the LXE Shares to be withdrawn have been delivered to the Exchange Agent, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (unless not required by the terms set forth above at "Procedures for Tendering LXE Shares") must be submitted before such LXE Shares will be released. In addition, such notice must specify, in the case of LXE Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the LXE Shares to be withdrawn or, in the case of LXE Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn LXE Shares. Withdrawals may not be rescinded and LXE Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. However, withdrawn LXE Shares may be retendered by again following one of the procedures described above at "Procedures for Tendering LXE Shares" before the Expiration Date.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by ELMG, in its sole discretion, which determination will be final and binding. None of ELMG, the Exchange Agent, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal, or incur any liability for failure to give any such notification.


Extension of Tender Period; Termination; Amendment

  ELMG reserves the right (but will not be obligated), at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified below at "Certain Conditions of the Exchange Offer" have been satisfied, to (i) extend the period during which the Exchange Offer is open by giving oral or written notice of such extension to the Exchange Agent and by making public announcement of such extension, or (ii) amend the Exchange Offer in any respect by making a public announcement of such amendment. There can be no assurance that ELMG will exercise its right to extend or amend the Exchange Offer.

  If ELMG materially changes the terms of the Exchange Offer (other than a change in price or percentage of securities sought) or the information concerning the Exchange Offer, or waives a material condition of the Exchange Offer, ELMG will extend the Exchange Offer, if required by applicable law, for a period sufficient to allow shareholders to consider the amended terms of the Exchange Offer. Certain rules promulgated under the Exchange Act provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. The Commission has stated that, as a general rule, it is of the view that an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given, and that, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow adequate dissemination and investor response. If (i) ELMG increases or decreases the consideration offered for LXE Shares pursuant to the Exchange Offer or ELMG decreases the number of LXE Shares eligible for exchange, and (ii) the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given, the Exchange Offer will be extended until the expiration of such period of ten business days. The term "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Atlanta time.

  ELMG also reserves the right, in its sole discretion, if any condition specified below at "Certain Conditions of the Exchange Offer" has not been satisfied on or prior to the Expiration Date and so long as LXE Shares have not theretofore been accepted for exchange, to delay (except as otherwise required by applicable law) acceptance of, or the delivery of ELMG Shares in exchange for, any tendered LXE Shares, or to terminate the Exchange Offer and not accept, or deliver ELMG Shares in exchange for, any such LXE Shares.

  If ELMG extends the period of time during which the Exchange Offer is open for any reason, is delayed in accepting or in delivering ELMG Shares in exchange for, any LXE Shares, or is unable to accept or so deliver in exchange for, any tendered LXE Shares, then, without prejudice to ELMG's rights under the Exchange Offer, the Exchange Agent may, on behalf of ELMG, retain all LXE Shares tendered, and such LXE Shares may not be withdrawn except as otherwise provided above at "Withdrawal Rights." The reservation by ELMG of the right to delay acceptance, or exchange of, any LXE Shares is subject to the requirements of Rule 14e-1(c) under the Exchange Act, which requires that ELMG pay the consideration offered or return the LXE Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Exchange Offer.

  Any extension, termination or amendment of the Exchange Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which ELMG may choose to make any public announcement, ELMG will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service, subject to ELMG's obligations under Rule 14d-4(c) under the Exchange Act (relating to the dissemination of public announcements concerning material changes in the Offering Circular/Prospectus), if such rule is applicable. If the Exchange Offer is extended, Commission regulations require a public announcement of such extension no later than 9:00 a.m., Atlanta time, on the next business day after the previously scheduled Expiration Date.


Certain Conditions of the Exchange Offer

  ELMG may not accept tendered LXE Shares for exchange unless each of the following conditions, which may not be waived by ELMG, shall have been satisfied:

    (a) The shareholders of ELMG, acting at a duly convened meeting by vote of not less than half of the ELMG Shares voted, shall have approved the issuance of ELMG Shares in the Transaction, and certain amendments to the ELMG Stock Plan related to conversion of LXE Options in the Merger (see "Approval by ELMG's Shareholders," below); and

    (b) There shall have been tendered in the Exchange Offer and not withdrawn at least that number of LXE Shares as shall, upon acceptance thereof, increase ELMG's ownership of LXE Shares to at least 90% of those then-outstanding, and ELMG shall have provided to the Exchange Agent its irrevocable commitment to cause the Merger to occur immediately following such acceptance.

  Notwithstanding any other provision of the Exchange Offer and without prejudice to ELMG's other rights under the Exchange Offer, ELMG shall not be required to accept or deliver ELMG Shares in exchange for any LXE Shares, and may terminate the Exchange Offer as provided above at "Extension of Tender Period; Termination; Amendment," if any of the following conditions exists:

    (c) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Exchange Offer or any other material element of the Transaction, the acceptance for exchange of, or delivery of ELMG Shares in exchange for, some of or all of the LXE Shares by ELMG, or seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Exchange Offer (including the other elements of the Transaction), (ii) seeking any material diminution in the benefits expected to be derived by ELMG or any of its affiliates, including LXE , as a result of the transactions contemplated by the Exchange Offer (or any other elements of the Transaction), or
(iii) that otherwise, in the reasonable judgment of ELMG, has or may have material adverse significance with respect to either the value of ELMG or any of its subsidiaries or affiliates (including
LXE) or the value of the LXE Shares to ELMG;

    (d) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Exchange Offer or any transaction contemplated by the Exchange Offer (including the other elements of the Transaction) by any court, government or governmental authority or agency, domestic or foreign, that, in the reasonable judgment of ELMG might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iii) of paragraph (c)above;

    (e) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the counter market,
(ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States or any other currency exchange rates, or a suspension of or a limitation on the markets therefor, (iv) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the reasonable judgment of ELMG, might adversely affect, the extension of credit by banks or other financial institutions, or
(vi) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof; or

    (f) any material adverse change (i) shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective material adverse change) in the business, financial condition, results of operations or prospects of LXE , or (ii) shall have occurred in the market price of the LXE Shares or in the United States securities, financial or commodities markets, or ELMG shall have become aware of any facts which, in the reasonable judgment of ELMG, have or may have material adverse significance with respect to the value of LXE Shares to ELMG, which, in the sole judgment of ELMG, in any such case and regardless of the circumstances (including any action or omission by ELMG) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for exchange of, or delivery of ELMG Shares in exchange for, any LXE Shares.

  The foregoing conditions (c) - (f) are for the sole benefit of ELMG and may be asserted by ELMG in its sole discretion regardless of the circumstances (including any action or omission by ELMG) giving rise to any such condition or may be waived by ELMG in its sole discretion in whole at any time or in part from time to time. The failure by ELMG at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

  Any determination by ELMG concerning the events described in this section will be final and binding upon all parties. All applicable conditions must be either waived or satisfied prior to the Expiration Date.

  In addition, ELMG will not accept for exchange any LXE Shares tendered, and no ELMG Shares will be transferred in exchange for any such LXE Shares, at any time at which there is in effect a stop order issued by the Commission with respect to the Registration Statement under which the ELMG Shares are being offered.

Approval by ELMG's Shareholders

  The NASD's rules for securities traded on the NASDAQ National Market System require shareholder approval of transactions in which any director, officer or substantial shareholder of the traded company has a 5% or greater interest (or such persons collectively have a 10% or greater interest) in the company to be acquired, or in the consideration to be delivered in the transaction, and the present or potential issuance of common stock could result in an increase in outstanding common shares of 5% or more. Certain holders of in excess of 5% of the ELMG Shares, as well as certain ELMG directors and officers, have interests in LXE exceeding these individual or collective threshold levels. The Shares remaining available for option under the ELMG Stock Plan are not sufficient to allow conversion of all outstanding LXE Options -- of the 500,000 shares authorized under that Plan, 73,280 shares remain available for options, whereas up to 274,907 shares would be required for conversion of outstanding LXE Options in the Merger. In addition, some holders of LXE Options currently are not employees of LXE and would not be eligible to receive a current grant of an ELMG Option under the ELMG Stock Plan. Under both the ELMG Stock Plan and NASD rules, shareholder approval is required to amend that plan to increase the number of available shares and to issue ELMG Options to all current holders of LXE Options.

  ELMG intends to seek shareholder approval, of the matters required to complete the Transaction, at the ELMG Special
Meeting, which is expected to be held on December 30, 1996.  See
"THE EXCHANGE OFFER -- Certain Conditions of the Exchange Offer."


Certain Federal Income Tax Consequences

  The following discussion summarizes certain federal income tax consequences of the Exchange Offer and Merger to holders of LXE Shares, but does not purport to be a complete analysis of all of the potential tax effects of the Transaction. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action, and any such change may be applied retroactively. No information is provided herein with respect to foreign, state or local tax laws or estate and gift tax considerations. This information is directed to LXE shareholders who hold their LXE Shares as "capital assets" within the meaning of Section 1221 of the Code. This information does not apply to LXE shareholders who are entitled to special treatment under federal income tax laws, including dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons, and persons who acquired their LXE Shares pursuant to the exercise of options or otherwise as compensation. ELMG does not intend to request a ruling from the IRS with respect to the Exchange Offer or the Merger. The opinion of Kilpatrick & Cody, L.L.P., tax counsel to ELMG ("Tax Counsel") regarding federal income tax consequences relevant to the Exchange Offer and Merger is filed as an exhibit to the Registration Statement of which this Offering Circular/Prospectus is a part, and is subject to the qualifications stated therein. Such opinion, however, has no binding effect on the IRS or the courts.

  In the opinion of Tax Counsel, (i) the Exchange Offer together with the Merger will constitute a tax-free exchange under
Section 368 of the Code; (ii) no income, gain or loss will be recognized by LXE shareholders upon the receipt of ELMG Shares in exchange for their LXE Shares, (iii) no income, gain or loss will be recognized by ELMG or LXE pursuant to the Exchange Offer and Merger, (iv) the tax basis of the ELMG Shares received by LXE shareholders will be equal to their tax basis in LXE Shares immediately before consummation of the Exchange Offer and Merger,
(v) the holding period of the ELMG Shares received by each LXE shareholder will include the period for which such shareholder has held the LXE Shares surrendered in exchange therefor, and
(vi) the payment of cash in lieu of fractional share interests in ELMG will be treated for federal income tax purposes as if the fractional shares were issued as part of the overall transaction, and then were redeemed by ELMG. The cash payments will be treated as having been received as distributions in full payment in exchange for the shares redeemed as provided in Section 302(a) of the Code.

  Certain LXE shareholders may be subject to backup withholding at a rate of 20% on payments of cash in lieu of fractional share interests in ELMG. In order to avoid such backup withholding, each LXE shareholder must provide the Exchange Agent with such LXE shareholder's correct taxpayer identification number and certify that such is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.


Effects of the Exchange Offer and Merger

  As a result of the Exchange Offer and Merger, if completed, LXE would become a wholly owned subsidiary of ELMG, and LXE's shareholders other than ELMG would hold, in lieu of their currently outstanding LXE Shares, ELMG Shares representing approximately 9.3% of the then-outstanding equity ownership of ELMG.

  LXE Shares would no longer be traded on NASDAQ or on any other market, and would no longer be registered under the Exchange Act. ELMG currently intends that the business of LXE will operate in substantially the same way as at present, except for greater exchange and sharing of technical, production and marketing resources among LXE and ELMG's other subsidiaries. ELMG has formulated no plans for changes in the officers of LXE following the Merger, but may do so in the future. It is unlikely that LXE's Board would continue to include members who were not employed by or otherwise affiliated with ELMG.


Fees and Expenses

  Financial Advisor and Dealer Manager. Oppenheimer is acting as ELMG's financial advisor in connection with the proposed acquisition of LXE and as Dealer Manager for the Exchange Offer. In connection with such services, ELMG has agreed to pay to Oppenheimer an aggregate fee of up to $300,000, plus certain
expenses.   See "THE EXCHANGE OFFER--Financial Advisor."
Oppenheimer may be an underwriter of the ELMG Shares under the Securities Act.

  The LXE Special Committee is incurring fees and expenses of its legal counsel and financial advisor in connection with determining its position with respect to the Exchange Offer, and is also incurring printing and mailing expenses to disseminate that portion to the LXE shareholders. ELMG has agreed to pay such fees and expenses on behalf of LXE and the LXE Special Committee.

  Information and Exchange Agents. ELMG has retained Corporate Investor Communications, Inc. to act as the Information Agent and SunTrust Bank, Atlanta to act as the Exchange Agent in connection with the Exchange Offer. The Information Agent may contact holders of LXE Shares by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee shareholders to forward materials relating to the Exchange Offer to beneficial owners. The Information Agent and the Exchange Agent each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws. The Information Agent and the Exchange Agent have not been retained to make solicitations or recommendations in their respective roles as Information Agent or Exchange Agent.


  Others. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by ELMG for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

  It is estimated that the expenses incurred by ELMG in connection with the Exchange Offer and Merger will be approximately as set forth below:


  Investment banking fees               $  300,000
  Legal fees                                75,000
  Expenses of the LXE Special
    Committee, including legal
    and financial advisor fees             150,000
  Accounting and Exchange Agent fees
  Filing fees                                5,000
  Printing, mailing and Information
    Agent fees                              55,000
  Miscellaneous                             15,000
                                         ---------
                                       $   650,000
                                         =========


Source of Funds

  ELMG expects to obtain the funds for fees and expenses related to the Transaction from available cash and cash equivalents.

Regulatory Approvals

  ELMG is not aware of any license or regulatory permit which appears to be material to the business of LXE and which is likely to be adversely affected by ELMG's acquisition of LXE Shares pursuant to the Exchange Offer and Merger, or of any approval or other action by any state, federal or foreign government or governmental agency that would be required before the acquisition of LXE Shares pursuant to the Exchange Offer or Merger. ELMG presently intends to take such actions with respect to any approvals as will enable it to acquire LXE Shares as expeditiously as possible. In this regard, ELMG expressly reserves the right to challenge the validity and applicability of any state, foreign or other statutes or regulations purporting to require approval of the commencement or consummation of the Exchange Offer and Merger.

  There can be no assurance that any license, permit, approval or other action, if needed, would be obtained or, if so obtained, when, or that adverse consequences might not result to LXE or to its business in the event of adverse regulatory action or inaction.

Miscellaneous

  ELMG is not aware of any jurisdiction where the making of the Exchange Offer or the acceptance thereof would not comply with applicable law. If ELMG becomes aware of any jurisdiction where the making of the Exchange Offer or acceptance thereof would not comply with applicable law, ELMG will make a good faith effort to comply with such law. If, after such good faith effort, ELMG cannot comply, the Exchange Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of LXE Shares in such jurisdiction.

  No person has been authorized to give any information or make any representation on behalf of ELMG not contained in this Offering Circular/Prospectus or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.


                       INFORMATION ABOUT LXE

  Copies of LXE's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and of its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, are delivered with this Offering Circular/Prospectus. The description of LXE in such Reports and in certain other reports filed by LXE with the Commission pursuant to the Exchange Act is incorporated herein by reference. See "INCORPORATION OF DOCUMENTS BY REFERENCE."


                      INFORMATION ABOUT ELMG

  The description of ELMG set forth in its Annual Report on Form
10-K for the fiscal year ended December 31, 1995 and in subsequent reports filed by ELMG with the Commission pursuant to the Exchange Act is incorporated herein by reference. See
"INCORPORATION OF DOCUMENTS BY REFERENCE."

  ELMG is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial statements and other matters. Information as of particular dates concerning ELMG's directors and executive officers, their remuneration, options granted to them, the principal holders of ELMG's securities and any material interests of such persons in transactions with ELMG is required to be disclosed in proxy statements distributed to ELMG's shareholders and filed with the Commission. Such reports, proxy statements and other information are available for inspection and may be copied as described in "AVAILABLE INFORMATION," or obtained in the manner specified on page -ii- of this Offering Circular/Prospectus.

  Except as described above and in "THE EXCHANGE OFFER -- Background" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,"
(a) neither ELMG nor, to the best of ELMG's knowledge, any of ELMG's directors and executive officers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of LXE , and (b) there have not been any contracts, negotiations or transactions between (i) ELMG or any of ELMG's directors, officers or affiliates, on the one hand, and (ii) LXE or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission. None of ELMG and its directors and executive officers has effected any transaction in LXE Shares during the 60 days preceding the commencement of the Exchange Offer.




    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

LXE's Relationship and Transactions with ELMG

  As of October 11, 1996, ELMG owned 4,543,074 LXE Shares, representing approximately 81.5% of the 5,574,518 outstanding LXE Shares. ELMG has the power, acting alone, to elect the entire LXE Board and, except as may otherwise be provided by law, to approve any action requiring shareholder approval, and three of the six members of the LXE Board are also members of the ELMG Board. ELMG's ownership of more than a majority of the outstanding LXE Shares precludes a change in control of LXE not favored by ELMG.

  During the past three fiscal years, ELMG has provided LXE with a variety of services, and ELMG and LXE have entered into a variety of transactions. It is the intention of LXE and ELMG that all transactions between them, or between LXE and any other affiliated party, will be beneficial to LXE and will be approved by disinterested members of the LXE Board. In this regard, transactions with ELMG or other affiliates are reviewed and approved by the LXE Audit Committee members who are not otherwise affiliated with ELMG. Reviews of continuing relationships, such as those under the Services Agreement or with respect to the retirement and group health plans, as described below, occur no less often than annually. The following is a description of transactions between ELMG and LXE since the beginning of the fiscal year ended December 31, 1992:

  Administrative and Other Services.   Pursuant to a Services
Agreement that is updated annually, ELMG provides administrative and other services to LXE. Under this Agreement, ELMG is obligated for a one-year term, and during any subsequent renewals, to provide services as reasonably required by LXE. The Services Agreement covers accounting services, services related to facilities operations and maintenance, data processing services, investor relations services, and engineering design services. Amounts to be paid are determined by reference to allocation formulas that are reviewed each year and are intended to reimburse ELMG for the cost of providing each category of services, including overhead costs associated with the personnel and facilities involved. The Services Agreement also provides for the allocation to LXE of approximately 50% (45% in 1994) of the compensation and overhead costs of ELMG's Chief Executive Officer, Chief Financial Officer and General Counsel, each of whom also serves LXE in a similar capacity. This allocation was determined after consideration of anticipated relative time commitments and of anticipated relative net sales of the two companies for the year in question. For all services under the Services Agreements, LXE paid to ELMG $1,579,000 for 1993, $1,739,000 for 1994, and $1,724,000 for 1995, and ELMG
anticipates that the amount to be paid in 1996 will not significantly differ from the 1995 amount.

  In order to reduce the number of items for which allocations are made, the Services Agreement provides that, to the extent feasible, all third-party suppliers will submit invoices directly to LXE for goods or services provided for LXE's benefit; to the extent separate invoicing is not feasible, third-party invoices are allocated between LXE and ELMG on a basis determined by ELMG to fairly reflect the respective benefits to LXE and ELMG.

  ELMG believes that it will continue to be beneficial for the foreseeable future for LXE to obtain a significant portion of its administrative services from ELMG, whether or not the Transaction occurs, because of the efficiencies involved in utilizing a larger-scale, existing administrative structure.

  Employee Benefit Plans.    LXE personnel participate in a
defined-contribution retirement plan maintained by ELMG and under which annual contributions are determined from year to year by the ELMG Board. ELMG has charged LXE $477,000, $411,000, and $534,000 for the years ended December 31, 1993, 1994 and 1995, respectively, representing the actual contributions allocated to the accounts of LXE's employees for the year. LXE also is responsible for a prorata share of plan overhead expenses.

  LXE personnel participate in the group health plans maintained by ELMG; for the years ended December 31, 1993, 1994 and 1995, ELMG charged LXE $1,199,000, $1,319,000 and $1,346,000, respectively, for expenses incurred under these plans, based on LXE's proportionate share of the covered employee census. ELMG expects that LXE's personnel will continue to participate in the ELMG group health plans for the foreseeable future.

  LXE personnel are also eligible to participate in the stock purchase and 401(k) savings plans maintained by ELMG. Under the stock purchase plan, LXE matches, on a one-for-four basis, employee salary deductions, up to a maximum matching contribution of 1-1/4% of base compensation; the employee deductions and LXE contributions are forwarded to a custodian to be applied to the purchase of ELMG Sharesfor the employee's account. Under the ELMG 401(k) savings plan, the employer matches on a one-for-four basis, up to a maximum matching contribution of 1-1/2% of eligible compensation, salary deductions for employee personal savings plan accounts. During the years ended December 31, 1993, 1994 and 1995, LXE's contributions with respect to the participation of its employees in these plans were $3,000, $3,000 and $23,000, respectively, for the stock purchase plan and $99,000, $88,000 and $106,000, respectively, for the 401(k)
savings plan.

  Technology Park Buildings. In 1991, LXE acquired from ELMG the 112,000 square-foot 125 Technology Park Building, which had previously been occupied by ELMG and had been renovated to LXE's specifications. A portion of the purchase price of this building is being financed by ELMG under a note providing for monthly installments of principal and interest over a 10-year period, bearing interest at the prime rate, and secured by a junior mortgage on the building. During 1993, 1994 and 1995, the principal balance of this note was reduced from $2,496,000 to $1,672,000, and LXE paid $141,000, $132,000 and $177,000 to ELMG as interest. During 1993 and 1994, ELMG used approximately 22,000 square feet, and during 1995 approximately 8,000 square feet, of the 125 Technology Park Building for certain of its production operations. For such usage, ELMG paid LXE rent of $3.23 per square foot per year in 1993 and 1994, and $3.70 per square foot per year in 1995, plus operating expenses. The rental payments equal LXE's cost, based on actual depreciation charges, interest cost on the unamortized investment, taxes and insurance. Also during 1995, ELMG used approximately 20,000 square feet of space in another building located in Technology Park in which LXE has leased approximately 36,000 square feet. ELMG paid LXE rent for such space equal to LXE's own lease payments, or $8.52 per square foot per annum, plus operating expenses. The amount of such space initially used by ELMG during 1996 was approximately the same as in 1995, but ELMG moved these production operations to a larger facility in September 1996; LXE plans to vacate its portion of the building, and is seeking another tenant to assume its lease obligations, but until this occurs, ELMG is continuing to reimburse LXE for lease payments on the 20,000 square feet.

Interests of ELMG Directors and Executive Officers

  Thomas E. Sharon is the President and Chief Executive Officer of ELMG and is the Chairman of the Board and Chief Executive Officer of LXE. John E. Pippin is the Chairman of the Board of ELMG and a director of LXE. Don T. Scartz is the Senior Vice President and Chief Financial Officer, Treasurer and a director of ELMG, and is Chief Financial Officer and Treasurer of LXE. William S. Jacobs is Vice President, Secretary and General Counsel of ELMG, and is Secretary and General Counsel of LXE. John B. Mowell is a director of both ELMG and LXE.

  The tables included at "SECURITY OWNERSHIP" detail the holdings of ELMG Shares, ELMG Options, LXE Shares and LXE Shares by the executive officers and directors of ELMG.


                    SECURITY OWNERSHIP

  The following table sets forth certain information concerning ELMG Shares and LXE Shares beneficially owned as of November 22, 1996 (except as otherwise noted), by ELMG's directors and executive officers, and by persons who beneficially own more than 5% of the ELMG Shares. The table also sets forth the potential issuance of ELMG Shares as a result of the Exchange
Offer and Merger, based on each person's holdings of LXE Shares or LXE Options. Except as otherwise indicated, each person possessed sole voting and investment power with respect to the shares shown.


                                      ELMG Shares                     LXE Shares           Potential ELMG
                                --------------------------    ------------------------      Shares upon      Potential
                                 Amount of     Approximate    Amount of    Approximate       Exchange/      Percent of
                                Beneficial      Percent of    Beneficial    Percent of     Conversion of    Outstanding
     Name                        Ownership        Class        Ownership     Class           LXE Shares     ELMG Shares
     ----                        ----------     -----------    ----------   -----------     -------------   -----------
Kopp Investment Advisors, Inc.   1,445,455 (1)   18.3%         304,305(1)      5.4%          1,677,955         19.1%
 6600 France Avenue So.
  Edina, Minnesota 55435

David A. Rocker                    779,252 (2)    9.9%           -                *            779,252          8.9%
  Suite 1759
  45 Rockefeller Plaza
  New York, New York 10111

Dimensional Fund Advisors, Inc.    491,499 (3)    6.2%         168,900          2.9%           618,174          7.0%
  1299 Ocean Avenue
  Santa Monica, California  90401

Brinson Partners, Inc.             491,800        6.2%           -                *            491,800          5.6%
  209 South LaSalle
  Chicago, Illinois 60604-1295

Wellington Management Company      403,000        5.1%           -                *            403,000          4.6%
  75 State Street
  Boston, Massachusetts  02109


Anthony J. Iorillo                   2,000 (4)      *             -               *              2,000             *
Jerry H. Lassiter                   17,672 (4)      *             -               *             17,672             *
John H. Levergood                    2,000 (4)      *             -               *              2,000             *
John B. Mowell                      30,784 (4)      *        26,900 (5)           *             50,959             *
John E. Pippin                     206,767 (4)    2.6%      114,210 (5)         2.0%           292,425          3.3%
Don T. Scartz                       55,252 (4)      *         4,092 (5)           *             58,321             *
Thomas E. Sharon                   117,660 (4)    1.5%       48,219 (5)           *            153,824          1.8%
William S. Jacobs                   22,033 (4)      *         7,000 (5)           *             27,283             *
John J. Farrell, Jr.                 6,000 (4)      *             -               *              6,000             *
Jeffrey A. Leddy                    33,249 (4)      *             -               *             33,249             *
Neilson A. Mackay                   22,718 (4)      *             -               *             22,718             *

All directors and executive officers
 as a group (11 persons)            516,135       6.5%      200,421             3.5%           666,451          7.6%
------------------------------------

* Percentage of shares beneficially owned does not exceed 1%






    (1) Data as of November 11, 1996. Kopp Investment Advisors, Inc. has advised that it exercises investment discretion as to all listed shares, but exercises voting power only as to approximately 85,000 ELMG Shares and 15, 000 LXE Shares. Kopp Advisors is the record owner of 15,000 ELMG Shares and 5,000 LXE Shares.

    (2) David A. Rocker has advised that the shares to which he is deemed to have beneficial ownership are owned by Rocker Partners, L. P., a New York limited partnership (733,496 shares) and Compass Holdings, Ltd., a corporation organized under the Business Companies Ordinance of the British Virgin Islands (81,956 shares). Ownership data is as of September 20, 1996.

    (3) Dimensional Fund Advisors, Inc. (Dimensional) has advised that the shares of which it is deemed to have beneficial ownership are held in the portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans; Dimensional serves as investment manager to all of these entities. Dimensional disclaims beneficial ownership of all such shares. Ownership data is as of September 20, 1996.

    (4) Includes shares that are subject to currently exercisable options in the amounts of 2,000 for Mr. Iorillo, 10,782 for Mr. Lassiter, 2,000 for Mr. Levergood, 10,782 for Mr. Mowell, 130,514 for Dr. Pippin, 42,000 for Mr. Scartz, 109,916 for Dr. Sharon, 9,000 for Mr. Jacobs, 28,000 for Mr. Leddy, and 20,000 for Dr. Mackay. For Mr. Mowell, Dr. Pippin and Mr. Jacobs, these totals also include 5,000, 42,593 and 7,400 shares, respectively, as to which each person shares voting and investment power with family members but disclaims beneficial interest.

    (5) Includes shares that are subject to currently exercisable options in the amounts of 15,900 for Mr. Mowell, 95,400 for Dr.
Pippin,  40,893 for Dr. Sharon, 2,000 for Mr. Scartz, and 5,000 for
Mr. Jacobs.   The total for Mr. Mowell also includes 1,000 shares, and
for Mr. Jacobs 300 shares, as to which each shares voting and investment power with a family member, but disclaims beneficial interest.

               --------------------------------



      LACK OF DISSENTERS' RIGHTS OF LXE AND ELMG SHAREHOLDERS

    Neither holders of ELMG Shares nor holders of LXE Shares would be entitled to dissenters' rights under Georgia law in connection with the Exchange Offer or Merger, and ELMG does not intend to accord dissenters' rights to holders of ELMG Shares or LXE Shares. Georgia law provides that holders of LXE Shares are not entitled to dissenters' rights if, at the LXE record date for the Merger, LXE Shares are listed on a national securities exchange (or securities quotation system such as NASDAQ) and if, as a result of the Merger, the holders of LXE Shares become entitled to receive only shares of stock of a corporation which at the effective time of the Merger are either listed on a national securities exchange (or securities quotation system such as NASDAQ) or held of record by more than 2,000 shareholders, and cash in lieu of fractional shares. It is expected that each of these conditions will be satisfied in connection with the Merger, and that holders of LXE Shares will thus not be entitled to any dissenters' rights in connection with the Transaction. Georgia law provides appraisal rights only to shareholders of the constituent corporations in a merger. Because the Merger would be effected by a newly formed subsidiary of ELMG, holders of ELMG Shares would not be entitled to dissenters' rights under Georgia law.


              DESCRIPTION OF CAPITAL STOCK OF ELMG

    The authorized capital stock of ELMG consists of 75,000,000 shares of common stock, $.10 par value per share, of which 7,641,073 shares currently are outstanding. Holders of ELMG Shares are entitled to one vote per share on all matters to be voted upon by shareholders. ELMG has authorized 10,000,000 shares of preferred stock, $1.00 par value per share. No shares of preferred stock have been issued and ELMG presently does not contemplate the issuance of such shares.

Antitakeover Provisions

    Existing provisions of ELMG's Articles of Incorporation and By laws could deter, to varying degrees and in various circumstances, an effort to take control of ELMG without approval of the ELMG Board.

    Stockholder Rights Plan. On March 23, 1989, the ELMG Board adopted the ELMG Stockholder Rights Plan, under which the acquisition by any person of 20% or more of the outstanding ELMG Shares, without prior approval of disinterested members of the ELMG Board, would result in distribution to other ELMG shareholders of rights that would significantly dilute the interest of the 20% shareholder. The plan is intended to provide the ELMG Board with sufficient time and leverage to adequately represent shareholder interests in response to unsolicited, and potentially abusive or unfair, takeover efforts.
Kopp Investment Advisors, Inc. ("Kopp") beneficially owns 18.3% of the currently outstanding ELMG Shares, plus 5.4% of the currently outstanding LXE Shares, and may in the course of its normal activities acquire beneficial ownership of additional ELMG or LXE Shares. In that event, if the LXE Shares held by Kopp are exchanged in the Exchange Offer or converted in the Merger, Kopp could beneficially own in excess of 20% of the ELMG Shares outstanding after the Merger. In order to make it possible for Kopp to tender its LXE Shares in the Exchange Offer, if it wishes to do so, and to support approval of the Transaction as an ELMG shareholder without further restricting its investment activities prior to completion of the Transaction, the ELMG Board has formally consented to the acquisition of additional ELMG Shares by Kopp in the Exchange Offer and Merger, in an amount not exceeding 23% of the ELMG Shares outstanding after the Merger. Under the ELMG Stockholder Rights Plan, Kopp could thereafter acquire up to an additional 2% of the outstanding ELMG Shares (for aggregate beneficial ownership not exceeding 25%) without triggering a rights distribution.

    Bylaws Provisions. The Bylaws of ELMG elect coverage of two provisions of the Georgia Business Corporation Code which would provide certain protections to ELMG and its shareholders in the event of an attempt to take over ELMG by third parties. The first provision (the "Fair Price Provision") is designed to achieve a measure of assurance that any multi-step attempt to take over ELMG is made on terms which offer similar treatment of all holders of each class of ELMG's voting stock. The second provision (the "Business Combination Provision") is designed to encourage any person who would acquire 10% or more of the voting stock of ELMG to seek the approval of the ELMG Board before the acquisition.

    These provisions may have the effect of discouraging takeover attempts and also may have the effect of maintaining the position of incumbent management. In addition, the provisions may have a significant effect on the ability of shareholders of ELMG to benefit from certain kinds of transactions that may be opposed by the incumbent ELMG Board. Accordingly, before tendering their LXE Shares, LXE shareholders are urged to consider the Fair Price and Business Combination Provisions.

    The Fair Price Provision requires that a business combination with a holder of at least 10% of a company's outstanding voting stock (an "Interested Shareholder") either be unanimously approved by the members of the board who are unaffiliated with the Interested Shareholder (the "Continuing Directors"), or recommended by at least two-thirds of the Continuing Directors and approved by the holders of a majority of the outstanding shares entitled to vote thereon other than voting shares beneficially owned by the Interested Shareholder. If the approval or recommendation requirements cannot be met, then the business combination cannot be completed unless certain minimum price criteria and procedural safeguards are satisfied.

    The Business Combination Provision prohibits an Interested Shareholder from engaging in any business combination with ELMG for a period of five years from the date the person became an Interested Shareholder, unless either (a) before such person became an Interested Shareholder, the ELMG Board approves either the business combination or the transaction which resulted in such person becoming an Interested Shareholder, (b) the Interested Shareholder becomes the owner of at least 90% of the voting shares of ELMG in the same transaction in which he became an Interested Shareholder, excluding voting shares owned by directors, officers, their affiliates and associates, subsidiaries of ELMG, and employee stock plans of ELMG in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer (collectively, "Insiders"), or
(c) subsequent to becoming an Interested Shareholder, the Interested Shareholder acquires additional shares resulting in ownership of at least 90% of the voting shares and obtains the approval of the holders of a majority of the voting shares other than voting shares beneficially owned by the Interested Shareholder and Insiders.





            DESCRIPTION OF CAPITAL STOCK OF LXE; COMPARISON
                     OF ELMG SHARES AND LXE SHARES

    LXE has authorized 20,000,000 shares of common stock, $0.01 par value per share (the "LXE Shares"), with 5,574,518 shares currently outstanding, of which 4,543,074 are owned by ELMG. Holders of LXE Shares are entitled to one vote per share on all matters to be voted upon by shareholders. LXE has authorized 5,000,000 shares of preferred stock, $1.00 par value per share. No shares of preferred stock have been issued and LXE presently does not contemplate the issuance of such shares.

Comparison

    Both ELMG and LXE are Georgia corporations. Consequently, except for the differences noted below, the rights of holders of ELMG Shares and LXE Shares are substantially identical. The Articles of Incorporation and the Bylaws of LXE do not elect coverage under the Fair Price and Business Combination Provisions under which ELMG has elected coverage. In addition, LXE has not adopted a shareholder rights plan or any other plan similar to the ELMG Stockholder Rights Plan described above. See "DESCRIPTION OF CAPITAL STOCK OF ELMG -- Antitakeover Provisions."




   PRO FORMA CONSOLIDATED FINANCIAL INFORMATION -- UNAUDITED


    The following unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of either future results of operations or financial position or of the results of operations or financial position that would have been reported had the Exchange Offer and Merger been completed at the beginning of the respective periods or as of the dates for which such unaudited pro forma information is presented.

    The following unaudited Pro Forma Consolidated Condensed
Financial Statements for ELMG has been prepared based upon the historical consolidated results of operations of both ELMG and LXE and the historical financial condition of ELMG. LXE is a 81% owned subsidiary of ELMG and, accordingly, has been consolidated and included in the historical consolidated financial statements of ELMG. The pro forma consolidated financial data give effect to the Exchange Offer and Merger, resulting in LXE being a wholly owned subsidiary of ELMG. The Exchange Offer and Merger are accounted for as a purchase based upon the conversion (i) of each LXE Share into .75 ELMG Shares, and (ii) of each LXE Option into an option for ELMG Shares on the basis of .75 ELMG Shares for each share subject to the LXE Option, with the per-share exercise price being adjusted upwards by one third. The Pro Forma Consolidated Condensed Balance Sheet as of September 30, 1996 assumes that the Exchange Offer and Merger occurred effective as of the date presented. The Pro Forma Consolidated Condensed Income Statements assume that the Exchange Offer and Merger occurred effective as of January 1, 1995.

    The Pro Forma Consolidated Condensed Balance Sheet should be read in conjunction with the accompanying pro forma notes and the separate historical consolidated financial statements and related notes thereto of ELMG and LXE reported in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 1995, and Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996, which are incorporated herein by reference. See "INCORPORATION OF DOCUMENTS BY REFERENCE."




                                     ELMG
             Pro Forma Consolidated Balance Sheet -- Unaudited
                              September 30, 1996
                                (In thousands)


                                                 Pro Forma
                                 As Reported     Adjustments   As Adjusted
                                -----------     -----------   -----------

ASSETS
Current assets
 Cash and cash equivalents       $   4,210          (650)(a)      3,560
 Trade accounts receivable, net     45,512                       45,512
 Inventories                        17,694                       17,694
 Deferred income taxes               1,363                        1,363
                                   -------                      -------
      Total current assets          68,779                       68,129

Net property, plant and equipment   30,315                       30,315
Other assets                         8,875                        8,875
Goodwill, net of accumulated
  depreciation                       6,872        10,398 (b)     17,270
                                   -------                      -------
                                 $ 114,841                      124,589
                                   =======                      =======
LIABILITIES AND
STOCKHOLDERS' EQUITY
Current liabilities
 Current installments of
  long-term debt                     3,029                        3,029
 Accounts payable and
  accrued liabilities               18,119                       18,119
 Other current liabilities           2,636                        2,636
                                   -------                      -------
     Total current liabilities      23,784                       23,784
                                   -------                      -------
Long-term debt, excluding
 current installments               12,422                       12,422
Deferred income taxes (note 3)       4,408        (2,229)(c)      2,179
                                   -------                      -------
     Total liabilities              40,614                       38,385
                                   -------                      -------
Minority interest in LXE             6,093        (6,093)(d)        -
Stockholders' equity:
 Common stock                          752            77 (e)        829
 Paid-in capital                    15,633        15,764 (e)     31,397
 Foreign currency translation
  adjustment                           (12)                         (12)
 Retained earnings                  51,761         2,229 (c)     53,900
                                   -------                      -------
     Total stockholders' equity     68,134                       86,204
                                   -------                      -------
                                  $114,841                      124,589
                                   =======                      =======

Pro forma adjustments:
(a)  Expenses of the Exchange Offer
(b)  Goodwill from Exchange Offer and Merger
(c)  Write-off of deferred income taxes

(d)  Elimination of minority interest
(e) Equity increase from ELMG shares issued in the Exchange Offer

See accompanying notes to Unaudited Pro Forma Consolidated Financial
Statements.


                                  ELMG
          Pro Forma Consolidated Statement of Income --Unaudited
                    Nine Months Ended September 30, 1996
                  (In thousands, except per share amounts)


                                              Pro Forma
                             As Reported     Adjustments   As Adjusted
                             -----------     -----------   -----------
Net sales                    $ 106,771                       106,771
Cost of sales                   69,094                        69,094
Selling, general and
 administrative expenses        23,053          312 (a)
                                               (315)(b)       23,050
Research and development
 expenses                        9,136                         9,136
                               -------                       -------
     Operating income            5,488                         5,491

Interest and other income,
 net of foreign exchange
 gains and losses                  102                           102
Interest expense                  (831)                         (831)
                               -------                       -------
     Income before income
      taxes and LXE
      minority interest          4,759                         4,762
Income taxes (note 3)           (1,943)        (120)(c)       (2,063)
LXE minority interest              100         (100)(d)          -
                               -------                       -------
     Net earnings            $   2,916                         2,699
                               =======                       =======
     Net earnings per
      common and common
      equivalent share       $     .38                           .31
                               =======                       =======
Weighted average number
 of common and common                           774 (e)
 equivalent shares               7,669          142 (f)        8,585

Pro Forma adjustments:
 (a) Amortization of goodwill
 (b) Public company expense savings
 (c) Income tax effect of expense
      savings
 (d) Elimination of minority interest
 (e) ELMG shares issued in the
      Exchange Offer
 (f) Common equivalent shares derived
      from LXE Options converted to
      ELMG Options

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial Statements



                                ELMG

         Pro Forma Consolidated Statement of Income --Unaudited
                      Year Ended December 31, 1995
               (In thousands, except per share amounts)



                                              Pro Forma
                                As Reported  Adjustments    As Adjusted
                                -----------  -----------    -----------
Net sales                     $    128,950                     128,950
Cost of sales                       83,865                      83,865
Selling, general and
 administrative expenses            30,836      418  (a)
                                               (420) (b)        30,384
Research and development
 expenses                           10,392                      10,392
                                   -------                     -------

     Operating income                3,857                       3,859
                                   -------                     -------
Interest and other income,
 net of foreign exchange
 gains and losses                      675                         675
Interest expense                      (864)                       (864)
                                   -------                     -------
     Income before income
      taxes and LXE minority
      interest                       3,668                       3,670

Income taxes (note 3)               (1,402)    (160)(c)          1,562
LXE minority interest                   44      (44)(d)            -
                                   -------                     -------

     Net earnings                 $  2,310                       2,108
                                   =======                     =======

     Net earnings per common
      and common equivalent
      share                       $    .32                         .24
                                   =======                     =======

Weighted average number of
 common and common equivalent
 shares                              7,266     774 (e)
                                               142 (f)
                                               457 (g)           8,639
Pro Forma adjustments:
(a) Amortization of goodwill
(b) Public company expense savings
(c) Income tax effect of expense savings
(d) Elimination of minority interest
(e) ELMG shares issued in the Exchange Offer
(f) Common equivalent shares derived from LXE
     Options converted to ELMG Options
(g) Shares issued in connection with February 1996 purchase of LXE shares from Rocker partnerships

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial Statements





                                ELMG
           Notes to Unaudited Pro Forma Financial Statements


(1)  Basis of Presentation

    The Unaudited Pro Forma Consolidated Financial Statements for ELMG presented in this document have been prepared based upon the historical consolidated results of operations and the historical financial condition of ELMG and LXE. LXE is a 81% owned subsidiary of ELMG and, accordingly, has been consolidated and included in the historical consolidated financial statements of ELMG. The pro forma consolidated financial data give effect to the Exchange Offer and Merger, resulting in LXE being a wholly owned subsidiary of ELMG. The Exchange Offer and Merger are accounted for as a purchase based upon the conversion (i) of each LXE Share into .75 ELMG Shares, and (ii) of each LXE Option into an option for ELMG Shares on the basis of .75 ELMG Shares for each share subject to the LXE Option, with the per-share exercise price being adjusted upwards by one-third. The Pro Forma Consolidated Balance Sheet as of September 30, 1996 assumes that the Exchange Offer and Merger occurred effective as of the date presented. The Pro Forma Consolidated Income Statements assume that the Exchange Offer and Merger occurred effective as of January 1, 1995.

    The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the separate historical consolidated financial statements and related notes thereto of ELMG and LXE reported in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 1995, and Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996, which are incorporated herein by reference. See "INCORPORATION OF DOCUMENTS BY REFERENCE."

(2) Assumptions

    The Unaudited Pro Forma Financial Statements include certain assumptions concerning the effects of the Exchange and Merger:

    Goodwill - ELMG will establish a new accounting basis for the portion of LXE's assets and liabilities attributable to the minority shareholders' interests being purchased. The combined value of the ELMG Shares (based upon the October 3, 1996 closing price of $17.25) and the exercisable ELMG Options (based upon the Black-Scholes option pricing model) being exchanged for LXE Shares held by the minority shareholders and LXE Options is expected to exceed the fair value of the net assets being acquired by ELMG; this excess will be allocated to goodwill, which will be amortized on a straight-line basis over a 25-year period from the date of acquisition.

    Expense Savings - As a 100% owned subsidiary, LXE would no longer incur separate SEC reporting, shareholder reporting, tax reporting, annual meeting and independent board expenses, as well as certain certain separate corporate expenses. Elimination of these expenses is expected to result in initial savings of approximately $420,000 per year.

    Conversion of LXE Options - LXE Options will be converted into options to acquire a proportionate number of ELMG Shares under ELMG's 1992 Stock Incentive Plan. The option prices of the ELMG Options would be adjusted upwards by one-third such that the aggregate exercise price of each option would be unchanged by the conversion. Under Statement of Financial Accounting Standards 123, there is no compensation charge for the conversion of the LXE Options; however, the value (based upon the Black-Scholes option pricing model) of converted ELMG Options that are exercisable will increase the amount of goodwill associated with the Exchange Offer and Merger. In addition, those converted ELMG Options that have an exercise price below the current market price of ELMG Shares will increase the common equivalent shares utilized in the calculation of earnings per share.

(3) Write-off of Deferred Income Taxes

    In 1991, ELMG recognized a pre-tax gain of approximately
$5.9 million, representing ELMG's share of the increase in LXE's book value at the time of LXE's initial public offering of common stock. ELMG provided approximately $2.2 million of deferred income tax expense on the gain, which will be written off as a result of the tax-free Exchange Offer and Merger; this write-off will be reflected in ELMG's consolidated income statement as a $2.2 million reduction of income tax expense for the year in which the Exchange Offer and Merger become effective.



                               LEGAL MATTERS

    The validity of the securities offered hereby has been passed upon by William S. Jacobs, Vice President, Secretary and
General Counsel of ELMG.

    Mr. Jacobs is an officer and employee of ELMG, and he and/or members of his family are beneficial owners of an aggregate of 13,033 of the outstanding ELMG Shares, and of options to acquire 13,000 additional shares (of which options for 9,000 shares currently may be exercised); they also are beneficial owners of 2,000 of the outstanding LXE Shares, and of currently exercisable options to acquire an additional 5,000 shares.


                              EXPERTS

    The consolidated financial statements and schedules of ELMG as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements and schedules of LXE as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.



                                                    SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF ELMG

    The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of ELMG are set forth below. Unless otherwise indicated below, the address of each director and officer is 660 Engineering Drive, Norcross, Georgia 30092. All directors and officers listed below are citizens of the United States, except for Dr. Mackay, who is a citizen of Canada.


                            Present Principal Occupation or
Name, Title and             Employment, Five Year Employment
Business Address            History
-------------------         -------------------------------------

Thomas E. Sharon,           President and Chief Executive Officer of ELMG
President and Chief         (since 1994); previously President and Chief
Executive Officer,          Operating Officer of ELMG.
and Director

John E. Pippin, Chairman    Chairman of the Board of ELMG; until 1994,
of the Board                Dr. Pippin also served as Chief Executive
                            Officer.

Don T. Scartz,              Senior Vice President since 1995, Chief
Senior Vice President       Financial Officer and Treasurer of ELMG.
and Chief Financial         Until 1995, Mr. Scartz was a Vice President
Officer, Treasurer,         of ELMG.
and Director

Anthony J. Iorillo,         Until 1996, Chairman of the Board, American
 Director                   Mobile Satellite Corporation, Reston,
 551 Paseo Miramar          Virginia, a major provider of satellite-
 Pacific Palisades, CA      based communications for ground vehicles,
 90272                      ships and aircraft in the United States and
                            surrounding areas and waters (since 1994).
                            Previously, and until his retirement in 1994, Mr. Iorillo was a Senior Vice President of
                            Hughes Aircraft Company and President of
                            Hughes telecommunications and Space Sector
                            El Segundo, California, a leading supplier and operator of communications satellites and related network equipment. Mr. Iorillo also is a director of Ortel Corp.

Jerry H. Lassiter,          Private investor organizing and managing
 48 Hickory Hollow          interests in finance and real estate.
 Winder, GA  30680

John H. Levergood,          President, Broadband Communications Group,
 4261 Communications Dr.    Scientific-Atlanta, Inc., Atlanta, Georgia,
 Norcross, GA  30092        which designs and produces a broad range of
                            advanced cable television equipment (since
                            1992).  Previously, Mr. Levergood had served
                            as a consultant to the Broadband
                            Communications Group following his retirement, in 1989, as president and Chief Operating
                            Officer of Scientific-Atlanta. Mr. Levergood also is a director of Golden Poultry, Inc.


John B. Mowell,             President, Mowell Financial Group, Inc.,
 Director                   Tallahassee, Florida, an investment counseling
 407 East 6th Avenue        firm.
 Tallahassee, Florida
 32315

William S. Jacobs,          General Counsel and Secretary of ELMG since
 Vice President, General    1992, and Vice President since 1993.  He also
 Counsel and Secretary      serves as General Counsel and Secretary of
                            EMS Technologies, Inc. and LXE. Previously, he was engaged in the private practice of law with Trotter Smith & Jacobs, Atlanta, Georgia, and in such capacity had served as ELMG's principal corporate legal counsel since 1982.

Neilson A. Mackay,          President of CAL Corporation since September
 President of CAL           1992, a controlling interest in which was
 Corporation                acquired by ELMG in January 1993.  Before
 1050 Morrison Drive        joining CAL, he had served since 1988 as
 Ottawa, Ontario            President of Innotech Aviation Limited, a
 K2H 8K7                    Montreal, Quebec-based privately held aero-
                            space company with approximately 650
                            employees. Innotech is active in all post-manufacturing sectors of the corporate aviation market, including aircraft sales, flight management, maintenance, and interior and avionics modifications.

Jeffrey A. Leddy,           President of EMS Technologies, Inc. since July
 EMS Technologies, Inc.     1994.  Mr. Leddy joined ELMG as an engineer
                            in September 1980.

John J. Farrell,            President and Chief Operating Officer of LXE
 Chief Operating            since May 1995.  Before joining LXE, Mr.
 Officer of LXE             Farrell had been Senior Vice President and
 303 Research Drive         Chief Operating Officer of Oki Telecom, a
 Norcross, GA  30092        world-wide supplier of cellular telephones
                            and base stations, since 1993. During the three years before 1993, he directed Oki
                            Telecom's marketing and sales efforts.


    Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for LXE Shares and any other required documents should be sent by each shareholder of LXE or such shareholder's broker-dealer, commercial bank, trust company or other nominee to the Exchange Agent as follows:

                       The Exchange Agent is:

                       SunTrust Bank, Atlanta

By Mail:      Corporate Trust Department
              P. O. Box 4625
              Atlanta, Georgia  30302

By Facsimile Transmission:   (404) 332-3875

By Hand:      Corporate Trust Department
              58 Edgewood Avenue
              Room 225 Annex
              Atlanta, Georgia  30308

For Information call:
(404) 588-7815
(800) 568-3476

    Any questions or requests for assistance or additional copies of the Offering Circular/Prospectus and the Letter of Transmittal may be directed to either the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

                        The Information Agent is:

                 Corporate Investor Communications, Inc.
                           111 Commerce Road
                   Carlstadt, New Jersey  07072-2586
                    Call Toll Free: (888) 776-9943
                 Banks and Brokers call: (201)  896-1900



                         The Dealer Manager is:

                        Oppenheimer & Co., Inc.
                           Oppenheimer Tower
                      One World Financial Center
                              39th Floor
                       New York, New York  10281
                           (212) 667-7000 or
                             (800) 999-6726